UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82

On October 27, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on September 30, 2005. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of September 30th,
	2005	2004
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
CURRENTS ASSETS
Cash and Banks	27,411	19,130
Time deposits	34,305	14,426
Marketable securities (net)	678	936
Accounts receivable (net)	119,631	112,175
Notes receivable (net)	10,490	8,722
Sundry debtors	26,841	22,595
Notes and accounts receivable from related companies	4,998	7,828
Inventories (net)	209,856	182,386
Recoverable taxes	53,186	43,263
Prepaid expenses	10,693	7,230
Deferred taxes	2,842	379
Other current assets	4,924	20,675

Total current assets	505,855	439,745

FIXED ASSETS
Lands	131,079	131,255
Buildings and infrastructure	223,729	218,850
Machinery and equipment	821,844	799,395
Other fixed assets	570,105	564,701
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	(361,816)	(320,519)

Total fixed assets	1,392,331	1,401,072

OTHER ASSETS
Investments in related companies	4,264	3,001
Investments in other companies	205	170
Goodwill	1,448	2,239
Negative goodwill (less)	(42,465)	(45,790)
Long term debtors	5,412	4,366
Long term notes and accounts receivable from related companies	0	597
Long term deferred taxes	0	9,639
Intangible assets	121	138
Amortization (less)	(19)	(28)
Others	25,040	33,028

Total other assets	(5,994)	7,360

TOTAL ASSETS	1,892,192	1,848,177

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30th,
CONSOLIDATED BALANCE SHEET	2005	2004
	THUS$	THUS$

LIABILITIES
Short term obligations to banks and financial institutions	104,677	81,439
Short term portion of long term obligations to banks and financial institutions	62,317	57,948
Obligations to the public -short-term portion (bonds)	56,260	14,038
Long term obligations due within one year	165	274
Dividends payable	316	232
Accounts payable	51,413	55,070
Notes payable	933	786
Sundry creditors	3,047	2,470
Notes and accounts payable to related companies	4,487	5,986
Provisions	21,140	13,783
Withholdings	14,703	8,384
Income tax	5,321	3,969
Revenue received in advance	668	1,552
Other current liabilities	0	10

Total current liabilities	325,447	245,941

LONG-TERM LIABILITIES
Obligations to banks and financial institutions	159,466	210,249
Long term obligations to the Public (bonds)	280,752	288,564
Long term sundry creditors	292	1,814
Long term Provisions	677	735
Long term Deferred taxes	5,987	0
Other long term liabilities	17,793	11,960

Total long-term liabilities	464,967	513,322

Minority interest	102,532	319,867
SHAREHOLDERS' EQUITY
Paid/up capital stock	696,481	602,117
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	163,520	125,729

Retained Earnings	139,245	41,201

Reserves future dividends	51,424	0
Accumulated profits	60,128	14,979
Accumulated losses (less)	0	0
Net income (loss) for the period	27,693	26,222
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total shareholders' equity	999,246	769,047

Total liabilities	1,892,192	1,848,177

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30th,
	2005	2004
CONSOLIDATED INCOME STATEMENT	THUS$	THUS$

GROSS MARGIN	149,707	138,787
Operating Income	549,934	475,682
Operating costs (less)	(400,227)	(336,895)
Selling and administrative expenses (less)	(79,641)	(65,302)

OPERATING RESULT	70,066	73,485

Financial Income	2,547	1,562
Net income on investments in related companies	924	994
Other non operating income	2,947	4,737
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	(594)	(594)
Financial expenses (less)	(28,797)	(27,958)
Other non/operating expenses (less)	(4,678)	(10,004)
Price/level restatements	0	0
Exchange Differences	(3,546)	716

NON /OPERATING RESULT	(31,197)	(30,547)

Result before income taxes and extraordinary items	38,869	42,938
Income taxes	(14,992)	(5,082)
Extraordinary Items
Net income (loss) before minority interests	23,877	37,856
Minority interests	1,322	(14,128)
Net Income (Loss)	25,199	23,728
Amortization negative goodwill	2,494	2,494

NET INCOME (LOSS) FOR THE PERIOD	27,693	26,222

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30th,
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	2005 THUS$	2004 THUS$

Cash flow from operating activities
Collection of accounts receivable	631,384	528,432
Financial income received	9,769	2,298
Dividends and other distributions received	0	0
Other income received	20,542	16,448
Payments of suppliers and personnel (less)	(533,937)	(440,726)
Interest paid (less)	(21,904)	(17,783)
Income tax paid (less)	(7,235)	(5,572)
Other expenses paid (less)	(2,775)	(1,578)
V.A.T. and similar paid (less)	(16,235)	(10,456)

Net cash flow from operating activities	79,609	71,063

Cash flow from financing activities
Placement of shares	0	0
Loans drawn	114,416	81,664
Bonds	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	(52,111)	(1,809)
Distribution of capital (less)	0	0
Loans repaid (less)	(99,293)	(138,818)
Bonds paid (less)	(9,000)	(9,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	(1,691)	(10)
Stock issuance and placement expenses (less)	0	0
Bond issuance and placement expenses (less)
Other financing disbursements (less)	0	0

Net cash flow from financing activities	(47,679)	(67,973)

Cash flow from investment activities
Sales of fixed assets	1,477	4,632
Sales of permanent investments	0	0
Sales of other investments	0	236
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	20,468	28,502
Acquisition of fixed assets (less)	(45,539)	(31,056)
Interest capitalized repaid (less)	(4,103)	(4,079)
Permanent investments (less)	0	0
Investments in financial instruments (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	(81)
Other investment disbursements (less)	(355)	0

Net cash flow from investment activities	(28,052)	(1,846)

Net total cash flow for the period	3,878	1,244

Effect of inflation on cash and cash equivalents	(14)	(334)

Net variation in cash and cash equivalents	3,864	910

Initial balance of cash and cash equivalents	58,530	34,613

Final balance of cash and cash equivalents	62,394	35,523

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30th,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2005	2004
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	27,693	26,222
Results on sales of assets:
(Profit) loss on sales of fixed assets	44	(2,265)
Profit on sales of investments (less)	0	(16)
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:
Depreciation for the period	37,919	35,761
Amortization of intangible assets	609	610
Write/off and provisions	0	6,484
Income from investment in related companies (less)	(924)	(994)
Loss on investment in related companies	0	0
Amortization of goodwill	594	594
Amortization of negative goodwill (less)	(2,494)	(2,494)
Net price/level restatements	0	0
Net exchange difference	3,546	(603)
Other credit to income not affecting cash flow (less)	0	(506)
Other charges to income not affecting cash flow	19,215	17,215
Changes in assets affecting cash flow (increases) decreases:
Accounts receivable	(11,327)	(31,451)
Inventories	(10,188)	65
Other assets	(584)	787
Changes in liabilities affecting cash flow (increases) decreases:
Accounts payable related to operating income	3,947	(2,985)
Interest payable	6,893	5,764
Net income taxes payable	(3,659)	(8,416)
Other accounts payable related to non/operating income	2,586	3,391
Net value added tax and similar payable	7,061	9,772
Profit (loss) of minority interest	(1,322)	14,128

Net cash flow from operating activities	79,609	71,063

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30TH, 2005 AND 2004
(Free translation from the original in Spanish)

NOTE 01- COMPANY REGISTRATION

At the Extraordinary Shareholders’ Meeting of the old Terranova S.A., held on April 13th, 2005, the merger by incorporation of the old Masisa S.A., absorbing it in a sole act, acquiring all its assets and liabilities, and succeeding it in all its rights and obligations, was agreed and approved. Due to the merger, all shareholders and net worth of the absorbed entity were incorporated into the company, and after the merger was completed the absorbed entity was dissolved., the merger was effective and had accounting validity as of January 1st, 2005, for which purpose the mentioned individual financial statements to December 31st, 2004 have been used.

In addition, the name change of the Company from "Terranova S.A." to "Masisa S.A."

Masisa S.A., is a publicly-held corporation that publicly lists its securities and is a listed company in the Chilean Securities Registration N° 825 dated on March 24th, 2004 and is subject to be audited by the Chilean Superintendence of Securities and Insurance and by the US Securities and Exchange Commission.

On April 13th, 2005, it was agreed at the Extraordinary Shareholders’ Meeting that the objective of the old Terranova S.A. would be modified so the objective of the old Masisa S.A. would be included, replacing article three of the bylaws by the following:

The Company will have the following objectives:

a) Forest or reforest owned lands or third party lands that are preferably meant for foresting.

b) Natural or artificial forest management, harvesting or exploitation.

c) Industrialization and transformation of wood, including manufacturing wood particle boards, in all the ways and procedures that techniques allow.

d) Commercialization in Chile and abroad of all kinds of forestry, wood, wood particle products, owned or belonging to third parties.

e) Buy, sell, distribute, import and export, on its own or by third parties, of all kinds of wood, forestry, cattle, and agricultural resources and products and all types of machinery, equipment, vehicles, parts, raw material and supplies for the wood industry and agricultural, forestry and cattle activities.

f) Capital investments in forest or agricultural businesses and in companies derived from them, as well as, to create, constitute, participate, modify, and administrate companies of any nature which exploit the activities or businesses mentioned above.

g) Buy, sell, invest and all kinds of transactions regarding shares, commercial papers, securities, furniture, credit commercial papers, money or foreign currencies, bonds, investment certificate, mortgage bill, derivative instruments and any other security or investment instrument from the securities market.

h) Acquisition, disposition and transactions regarding real estate assets or rights on such assets.

i) Provision of management services on technical, financial, legal, and other types consultancy, and to coordinate management of companies in which it is a partner or shareholder.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1st, and September 30th, 2004 and 2005, respectively.

b) Basis of Preparation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entities’ regulations, those of the Superintendent of Securities and Insurance will prevail.

c) Basis of Presentation

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers compared to the previous year.

Some reclassifications have been made in year 2004 for a better understanding of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		09/30/2005		09/30/2004
RUT	Company	Direct	Indirect	Total	Total

99,537,270-3	Inversiones Internacionales Terranova S.A.	60.0000	0.0000	60.0000	60.0000
92,257,000-0	Old Masisa S.A.	0.0000	0.0000	0.0000	52.4340
81,507,700-8	Forestal Tornagaleones S.A.	60.4538	0.0000	60.4538	31.6960
79,959,070-0	Masisa Inversiones Limitada	99.9973	0.0027	100.0000	52.4340
79,616,940-0	Masisa Concepción Limitada	0.0100	99.9900	100.0000	52.4340
79,554,560-3	Inversiones Coronel Limitada	99.9842	0.0158	100.0000	52.4340
77,790,860-K	Masisa Partes y Piezas Limitada	99.8000	0.2000	100.0000	52.4340
Foreign	Masisa Overseas Ltd.	100.0000	0.0000	100.0000	52.4340
Foreign	Maderas y Sinteticos del Perú S.A.C.	99.0114	0.8897	99.9011	52.3820
Foreign	Terranova Forest Products Inc	25.1200	44.9280	70.0480	70.0480
Foreign	Maderas y Sinteticos Servicios S.A. de C.V.	1.0000	99.0000	100.0000	52.4340
Foreign	Masisa Ecuador S.A.	0.1000	99.9000	100.0000	52.4340
Foreign	Masisa do Brasil Ltda.	0.0010	99.9990	100.0000	52.4340
Foreign	Maderas y Sinteticos Mexico S.A. de C.V.	0.0002	99.9998	100.0000	52.4340
Foreign	Terranova Panama S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova de Venezuela S.A. y filial	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova Costa Rica S.A.	0.0000	0.0000	0.0000	60.0000
Foreign	Forestal Terranova Mexico S.A. de C.V.	0.0000	59.9940	59.9940	59.9940
Foreign	Cor.Forestal Guayamure C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	Masisa Madeiras Ltda.	0.0000	59.9940	59.9940	59.9940
Foreign	Masisa Colombia S.A.	0.0000	59.9940	59.9940	59.9940

		Ownership as of
		09/30/2005		09/30/2004
RUT	Company	Direct	Indirect	Total	Total

Foreign	Terranova de Guatemala S.A.	0.0000	0.0000	0.0000	60.0000
Foreign	Cor.Forestal Imataca C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Andinos C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Forestal Argentina S.A.	0.0000	30.2874	30.2874	15.8800
Foreign	Masisa Argentina S.A.	0.0000	100.0000	100.0000	52.4340
Foreign	Fibranova C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Masnova S.A.	0.0000	80.0000	80.0000	56.2170

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 2.4% in 2005 (1.9% in 2004).

f) Conversion Basis

The Parent Company and its direct subsidiaries are authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and thus assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results.

As of September 30th, 2005 and 2004 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2005	2004
US Dollar (US$)		per US dollar	per US dollar

Chilean pesos	Ch$	529.20	608.90
Unidad de Fomento (U.F.)	U.F.	0.0299	0.0354
Argentine Pesos	Ar$	2.9090	2.9820
Real (Brazil)	R$	2.2302	2.8586
Venezuelan Bolivars	Veb	2,150.0000	1,920.0000
Colombian Peso	Cop	2,289.6100	2,629.9200
Mexican Peso	MXN	10.7605	11.4288
Quetzal	GTQ	-	7.7009
Colones	CRC	-	437.7600

g) Time Deposits and Marketable Securities

At the closing of these financial statements Time Deposits include the corresponding interests accrued and adjustments when applicable. Marketable securities, which correspond to Mutual Fund fees are valued at their respective redemption value on their redemption date.

h) Inventories

- In-process and finished goods inventories are valued at their production cost, according to absorption costing.
- Forests in exploitation, at the forest appraisal value of plantations expected to be exploited in the following year.
- Wood pieces, pulp and rustic wood, at average production cost or purchase value, as applicable.
- Materials, spare parts, supplies and others, at average purchase cost.
- Imports in transit, at purchase cost.

The value of inventories does not exceed its estimated net realized value or restocking value, as applicable.

The Company’s policy is to establish provisions for obsolescence of materials and spare parts and for lower value of finished products when some of the following considerations are met:
- Replacement of old machinery or spares related to non-operating equipment.
- Occasional use of alternate materials or spares parts with low inventory turnover.
- Potential loss of market value of damaged finished products compared to market standards, stored for long periods.

i) Allowance for doubtful accounts

The Company’s policy is to make provisions for all accounts under judicial collection and make provisions for all valid accounts.

j) Fixed assets

Forest Plantations

Forest plantations are valued according to the appraisal made by forestry engineers. The negative goodwill higher than the book value, including financing costs during the growth period had been credited to the forest reserve fund in the Shareholders’ Equity. Appraisal values have been established based on a formation cost for young plantations and on the estimated market value of the forests in exploitation, for adult plantations.

The felling age considered for establishing the above criteria depends on the plantations’ vegetative growth in each country.

Plantations expected to be harvested during the following year according to a production plan, are shown under Inventories in Current Assets.

Fixed assets - plantations not included

Goods related to fixed assets are shown at their purchase cost, construction or technical reappraisal value, as applicable, and include financing costs during the construction period and during main improvements. Maintenance and repair expenses are charged to results in the period in which they are made.

Spare parts of a higher relative value are depreciated during the expected life of the main product to which they are related, whereas regularly consumed spare parts are charged to production cost at their time of use.

Goods related to fixed assets temporarily inactive at the closing of the year have been classified under Other Fixed Assets.

Goods related to fixed assets that are inactive and available for sale have been classified under Other Assets and are shown at their estimated realized value.

Technical Reappraisal

Technical reappraisal were registered in the manner and timings established by bulletins Number 1529, 1571 and 428 of the Superintendent of Securities and Insurance. There are no new registered technical reappraisals.

k) Fixed Asset Depreciation

The fixed assets cost, not including plantations is depreciated using the linear method according to the estimated life of the goods.

l) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate implicit or explicit in the related contract. On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests. These assets are not legally property of the company and therefore, the Company cannot use them freely. These goods are shown under Other Fixed Assets.

m) Intangible Assets

The intangible assets of the Company, mainly those related to water rights, are valued at their purchase cost. The amortization period is 40 years as established in Technical Bulletin No. 55 of the Chilean Institute of Accountants.

n) Investments in related companies

Investments in related companies are valued at their proportional equity value, established based on their respective financial statements at each year end.

Foreign investments are adjusted to generally accepted accounting principles in Chile and restated to the currency used by the Company, pursuant to what is stated in Technical Bulletin No.64 of the Chilean Institute of Accountants.

Investments in indirect local subsidiaries whose accounting is recorded in Chilean pesos are controlled in said currency and expressed in United States dollars at each year end. Valuation differences from currency conversion into dollars not related to results, are adjusted to the Reserve from Conversion Differences Equity Account under Other Reserves.

o) Goodwill and negative Goodwill

It represents the difference between the purchase value and the proportional equity value of said investment at the time of purchase. These differences are amortized in the maturity dates shown in the note related to negative goodwill and goodwill.

p) Financing operations with resale agreements

Purchase and sale back of financial instruments are recorded at their present value calculated according to the discount rate used to establish the price of each instrument at their time of purchase and are shown in Current Assets under Other Assets.

q) Obligations with the Public

Obligations with the Public correspond to bond placement by Company in Chile, and by its subsidiary Masisa Overseas Ltd abroad. These obligations are valued at their par value plus initial adjustment and interests accrued at each year end. The difference between the initial par value and the sale value is recorded as deferred assets. This asset is amortized linearly while the obligation is effective.

r) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current valid legislation.

Effects of deferred taxes resulting from temporary differences between the financial balance and the tax balance are recorded taking into consideration the tax rate in effect at the reverse estimated date, pursuant to what is established in Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the date the above Technical Bulletin was implemented (January 2000) and not previously recorded, have been deferred and amortized under results at the reverse estimated time of the item that originates the temporary difference.

The Forest Reserve is shown net of deferred taxes according to what is established in Technical Bulletin No. 69 of the Chilean Institute of Accountants.

s) Severance Payments:

Severance payments at any event that the Company must pay to its workers, pursuant to what is established in individual or group employment contracts, are provisioned based on the present value of the benefit according to the accrued cost method, with a 6% annual interest rate and based on the number of years worked in the Company.

t) Net Sales

Net sales are recorded at the time of sale of the goods or rendering of services and correspond to the sale of products manufactured by the company or by third parties. Sale prices are defined by the conditions prevailing at destination markets and are shown net of taxes, price discounts and other factors that may directly affect them.

u) Derivative Agreements

The Company has entered into interest rates and currency swap agreements with financial institutions. These agreements were defined in terms of coverage of the expected items and are recorded pursuant to what is established in Technical Bulletin No. 57 of the Chilean Institute of Accountants.

The fair value of the above instruments has been recorded under other assets and other liabilities as applicable, payable to or receivable from the respective financial institution.

Unrealized profits corresponding to agreements related to existing items have been recorded under Other liabilities and losses have been applied to financial expenditures or exchange rate difference, depending on the type of swap coverage.

In those cases where it is possible to confirm that the coverage taken out is not effective, agreements have been considered as investment instruments.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

x) Statement of Cash Flows

Cash equivalent relates to those short-term investments with a minimum risk of significant loss of value, made as part of the regular administration of cash surplus and which may be rapidly converted into known cash amounts, with the purpose of carrying out the above conversion over a period of less than 90 days.

Net cash provided from operating activities includes all cash flows related to the Company’s line of business, including interests paid and received, dividends received and in general, all those flows not defined as investment or financing flows. It should be noted that the operational concept used in these financial statements is broader than the one considered in the Statement of Income.

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on September 30th, 2005, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 – MARKETABLE SECURITIES

INSTRUMENTS	BOOK VALUE
	09/30/2005	09/30/2004

Shares	0	0
Bonds	0	0
Mutual fund fees	678	936
Investment fund fees	0	0
Public offering promissory note	0	0
Mortgage bills	0	0

Total Marketable Securities	678	936

NOTE 05 – SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2005	2004
	THUS$	THUS$

Chile	24,558	24,186
Venezuela	11,373	4,899
Brazil	18,038	25,786
Argentina	4,371	10,271
Mexico	31,566	29,006
Colombia	3,097	1,825
United States	23,855	13,678
Ecuador	1,611	1,707
Peru	1,162	817

Total	119,631	112,175

	Currency

	Less than 90 days		More than 90 and less			Currency Total (net)		Long-term
			than 1 year
	09/30/2005	09/30/2004	09/30/2005	09/30/2004	Sub-Total	09/30/2005	09/30/2004	09/30/2005	09/30/2004

Account receivable	115,581	104,581	8,108	7,594	123,689	119,631	112,175	1,213	25
Uncollectible receivables estimate	0	0	0	0	4,058
Notes receivable	9,950	7,271	1,315	1,451	11,265	10,490	8,722	1,086	0
Uncollectible receivables estimate	0	0	0	0	775
Sundry debtors	20,552	15,719	6,593	6,876	27,145	26,841	22,595	3,113	4,341
Uncollectible receivables estimate	0	0	0	0	304

					Total Long Term receivable			5,412	4,366

NOTE 06 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies mainly correspond to funding granted to its subsidiaries for the development of their activities; they are expressed in United States dollars and in some cases they accrue an interest equivalent to an 180-day LIBOR rate plus market spread for this type of operations.

Payment conditions are subject to cash flows from the respective companies.

Commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

RUT	Company	Short-Term		Long-Term
		09/30/2005	09/30/2004	09/30/2005	09/30/2004

96,626,060-2	Forestal Río Calle Calle S.A.	0	126	0	597
Foreign	Oxinova C.A.	4,593	7,062	0	0
Foreign	Plycem Construsistemas Costa Rica S.A.	285	397	0	0
Foreign	Plycem Construsistemas El Salvador S.A.	26	168	0	0
Foreign	Plycem Construsistemas Guatemala S.A.	54	0	0	0
Foreign	Plycem Construsistemas Nicaragua S.A.	40	75	0	0

TOTAL		4,998	7,828	0	597

b) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		09/30/2005	09/30/2004	09/30/2005	09/30/2004

Foreign	Oxinova C.A.	4,487	5,979	0	0
Foreign	Plycem Construsistemas Honduras S.A.	0	7	0	0

TOTAL		4,487	5,986	0	0

c) Related Party Transactions and balance:

				09/30/2005		09/30/2004
					Effect on		Effect on
					Income,		Income,
					Charge		Charge
					(credit)		(credit)
		Relationship	Description of
Company	RUT	Nature	Transaction	Amount		Amount

				THUS$	THUS$	THUS$	THUS$

Forestal Rio Calle Calle S.A.	96,626,060-2	Merged	Interest for loan	0	0	47	47
		Merged	Services rendered	0	0	157	0
Oxinova C.A.	Foreign	Merged	Administrative Services	0	0	54	54
		Merged	Sales of products	0	0	1	1
		Merged	Equipment Rental	0	0	20	20
		Merged	Land Rental	0	0	9	9
Plycem Construsistemas Guatemala S.A.	Foreign	Common Parent	Sales of products	327	40	409	221
Plycem Construsistemas Costa Rica S.A.	Foreign	Common Parent	Sales of products	1,408	167	467	30
Plycem Construsistemas Honduras S.A.	Foreign	Common Parent	Sales of products	408	19	0	0
Plycem Construsistemas Nicaragua S.A.	Foreign	Common Parent	Sales of products	103	11	77	36
Plycem Construsistemas El Salvador S.A	Foreign	Common Parent	Sales of products	93	9	292	189

NOTE 07 – INVENTORIES

Inventories as of September 30th, 2005 and 2004 include the following:

	2005	2004
Inventories	THUS$	THUS$

Finished and in-process products	132,276	107,425
Provision by obsolescence	(1,689)	(2,669)
Net value of finished products	130,587	104,756

Forests in exploitation	32,738	31,694

Spare Parts	18,595	22,337
Provision by obsolescence	(977)	(327)
Net value of spare parts	17,618	22,010

Raw material	26,129	19,091
Provision by obsolescence	(2,451)	(800)
Net value of Raw material	23,678	18,291

Materials, supplies, and others	6,514	6,718
Provision by obsolescence	(1,279)	(1,083)
Net value of materials, supplies, and others	5,235	5,635

Total	209,856	182,386

NOTE 08 – DEFERRED TAXES AND INCOME TAXES

a) Income Taxes

As of September 30th, 2005 the Parent Company made no provisions for first category income taxes as a result of accumulating tax losses for a total amount of THUS$263,846 (THUS$ 407,547 as of September 2004).

b) Deferred Taxes

According to what is established in Technical Bulletins Nos. 60, 68, 69 and 71 of the Chilean Institute of Accountants and in Circular No. 1,466 of the Superintendence of Securities and Insurance, the Company recorded deferred taxes from temporary differences, tax losses, and other events that create differences between the accounting and tax basis of assets and liabilities, which are broken down in the table below.

a) Deferred Tax

Deferred Taxes were as follows:

	09/30/2005				09/30/2004
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for uncollectible accounts	1,043	139	0	0	662	340	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	552	0	0	0	398	0	0	0
Amortization of intangible assets	0	0	0	0	0	0	0	0
Leasing assets	0	0	0	0	0	33	0	0
Manufacturing expenses	0	0	1,131	0	0	0	1,363	2,901
Fixed assets depreciation	0	0	0	31,736	0	0	0	26,594
Severance payment	40	0	0	9	0	0	0	46
Others events	4	0	6	0	0	26	0	0
Other provisions	1,664	2,275	0	62	314	261	265	276
Bond emission and placement expenses	0	0	0	501	0	0	0	0
Obsolescence provision	496	0	0	0	284	100	0	0
Expenses paid in advance	0	0	36	547	0	0	227	458
Non realized profits	0	223	0	0	186	138	0	0
Tax losses	462	90,476	0	0	981	51,642	0	0
Cost of activated funding	0	0	0	6,791	0	138	459	2,186
Particle board line provision	0	1,291	0	0	0	1,347	0	0
Provision of unrealized results	30	107	0	0	0	0	0	0
Activated expenses, plantations	0	0	242	14,751	0	0	179	20,352

Balance for Complementary assets amortization	34	1,423	0	18,504	29	110	76	21,268
Valuation provisions	0	63182	0	0	0	12,731	0	0

Total	4,257	29,906	1,415	35,893	2,796	41,184	2,417	31,545

b) Income Taxes:

	As of September 30th,

	2005	2004
Items	THUS$	THUS$

Regular tax expense (tax provision)	(9,519)	(6,671)
Tax expenses adjustment (previous period)	(71)	65
Effect for assets and liabilities for deferred taxes of the period	(12,273)	(2,003)
Tax credit due to tax loss	0	0
Effect for amortization of deferred assets and liabilities complementary accounts	(935)	(1,157)
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	8,375	5,783
Other charges and credits in the account	(569)	(1,099)

Total	(14,992)	(5,082)

NOTE 09 – OTHER CURRENT ASSETS

Other current assets were as follows:

	2005	2004
Items	THUS$	THUS$

Derivative operations (*)	77	884
Agreements with sell back agreements	0	1,031
Shares issued by the Company (**)	4,581	18.378
Others	266	382

Total	4,924	20,675

(*)Short-term unrealized losses resulting from interest rate swap agreements, which have been defined as coverage by the Company.

(**)
Year 2004

Shares issued by the Company originated from the merger between Terranova S.A., Andinos S.A., and Sociedad Forestal Millalemu S.A., for THUS$16,558, and shares bought from the shareholders who exercised their withdrawal right pursuant to what is established in article 69 of law 18,046, for THUS$1,550.

According to law 18,046, since these shares have not been sold, the Capital Stock for the last quarter of the year 2004 was reduced.

Year 2005

Corresponds to shares of company emission, bought from shareholders that exercised their withdrawal rights due to the merger between former Masisa and former Terranova for THUS$4,581.

NOTE 10 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2005			2004

		Accumulated	Net Fixed		Accumulated	Net Fixed
	Book value	Depreciation	Assets	Book value	Depreciation	Assets
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	131,079	0	131,079	131,255	0	131,255
Building and infrastructure	223,729	(61,123)	162,606	218,850	(57,800)	161,050
Machinery and equipment	821,844	(253,647)	568,197	799,395	(221,902)	577,493
Other fixed assets	570,105	(42,776)	527,329	564,701	(36,576)	528,125
-Plantations	494,233	0	494,233	483,960	0	483,960
-Furniture and supplies	20,462	(15,142)	5,320	17,235	(14,064)	3,171
-Construction in progress	14,877	0	14,877	20,651	0	20,651
-Other fixed assets	40,533	(27,634)	12,899	42,855	(22,512)	20,343
Negative Goodwill Technical	7,390	(4,270)	3,120	7,390	(4,241)	3,149
Reappraisal:
- Land	2,672	0	2,672	2,671	0	2,671
- Building and infrastructure	4,718	(4,270)	448	4,719	(4,241)	478

Total	1,754,147	(361,816)	1,392,331	1,721,591	(320,519)	1,401,072

	2005	2004
Depreciation for the year	THUS$	THUS$

Effect on Income
Operation	33,984	32,084
Administrative Expenses	2,926	3,203
Non-operating	825	474

Activated
Negative Goodwill Plantations	184	193

Total	37,919	35,954

The company has made a provision to adjust the book value of one of its particle board lines due to the fact that the operational projections show that the flows this line would generate in the future will not cover the respective depreciation costs. This provision is presented net from the assets that originated it.

a.1) Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries in its forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest plantation with payoff in the forest reserve presented under the Net Assets and has been determined though a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$4,103 as of September 30th, 2005,(THUS$4,079 in 2005) in addition, there was a write down by currency exchange difference of THUS$1,508 (deactivation of THUS$187 in 2004).

a.2) Forestry Allowances:

a.2) Forestry Allowances:

Forestry allowances received by Masisa S.A. and its subsidiaries are amortized into forest bonus, which is presented reduced from the plantation and reaches THUS$5,594 as of September 30th, 2005 (THUS$6,091in 2004).

a.3) Temporarily inactive fixed assets:

As of September 30th, 2005 and 2004, the company has temporarily inactive goods in some of its plants. For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in UF’s equivalent to 1,108,969, according to what is established in Technical Bulletin No. 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement of THUS$10,787 (THUS$4,968 in 2004) as of September 30th, 2005.

Closing of Companies:

During 2004, the subsidiaries Terranova C&R S.A. and Forestal Terranova Guatemala S.A., from Costa Rica and Guatemala, respectively, were closed.

Investment sales

-	Dated June 10th, 2005, the subsidiary Masisa Inversiones Ltda. sells, gives, and transfers to Puertos del Pacífico S.A. the totality of shares that it held in Inversiones Industriales S.A. for an amount of US$10,000.

-	Dated June 10th, 2005, the subsidiary Inversiones Coronel Ltda. sells, gives, and transfers to Puertos del Pacífico S.A. the totality of shares that it held in the company Forestal Calle Calle S.A. for the amount of US$1.

These companies discontinued its proportional value method due to the fact that their net worth were negative and, by which, their results were recognized until they covered the investment. Therefore, the value of this sale was entirely recorded in the result.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

Investment Detail

							Shareholder’s
					Participation %		Equity
			Investment	Number
RUT	Companies	Country	Control	of shares	09/30/2005	09/30/2004	09/30/2005	09/30/2004
			Currency

99511350-3	Inversiones Calle Calle	Chile	Pesos	100,000	50.0000	50.0000	0	0
	S.A
Foreign	Oxinova S.A.	Venezuela	Dollar		49.0000	49.0000	8,702	6,124
				4
Foreign	Comercializadora T&T	Venezuela	Dollar	50	0.0000	50.0000	0	(237)
	S.A.
99505640-2	Forestal Calle Calle	Chile	Pesos	0	0.0000	9.0900	0	0
	S.A.
96652640-8	Inversiones Industriales	Chile	Pesos	0	0.0000	50.0000	0	0
	S.A.

	Total

the table continues below...

				Net income		Net income				Unrealized	Book value
				For the period		Accrued		VPP		Result	of investment
			Investment
RUT	Companies	Country	Control	09/30/05	09/30/04	09/30/05	09/30/04	09/30/05	09/30/04	09/30/05	09/30/04	09/30/05	09/30/04
			Currency

99511350-3	Inversiones Calle	Chile	Pesos	0	0	0	0	0	0	0	0	0	0
Foreign	Calle S.A	Venezuela	Dollar	1,910	2,029	924	994	4,264	3,001	0	0	4,264	3,001
	Oxinova S.A.
Foreign	Comercializadora	Venezuela	Dollar	0	0	0	0	0	0	0	0	0	0
	T&T S.A.
99505640-2	Forestal Calle	Chile	Pesos	0	0	0	0	0	0	0	0	0	0
	Calle S.A.
96652640-8	Inversiones	Chile	Pesos	0	0	0	0	0	0	0	0	0	0
	Industriales S.A.

	Total							4,264	3,001	0	0 4,264		3,001

NOTE 12 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

		09/30/2005		09/30/2004
		Amortization		Amortization
		Amount for the		Amount for the
		Period	Goodwill	Period	Goodwill
RUT	Company	THUS$	THUS$	THUS$	THUS$

Foreign	Terranova Forest Product Inc.	530	176	530	883
96,623,490-3	Masisa Cabrero S.A.	64	1,272	64	1,356

	Total	594	1,448	594	2,239

The purchase of 50% of Terranova Forest Product, Inc. in 1997, represented for direct subsidiary Inversiones Internacionales Terranova S.A. a goodwill that is expected to be amortized over a period of 10 years, considering returns from the business operations carried out by the above subsidiary.

The purchase of subsidiary Masisa Cabrero S.A., former-Fibranova S.A. by part of the old Masisa S.A., resulted in goodwill for the Company, expected to be amortized over a period of 20 years considering the operational returns of the above subsidiary.

b) Negative Goodwill

		09/30/2005		09/30/2004
		Amortization	Negative	Amortization	Negative
		Amount for	Goodwill	Amount for	Goodwill
		the period		the period
RUT	Company	THUS$	THUS$	THUS$	THUS$

Foreign	Corporación Forestal Guayamure C.A.	93	1,905	93	2,029
92,257,000-0	Masisa S.A.	2,074	32,758	2,074	35,524
81,507,700-8	Forestal Tornagaleones S.A.	75	1,680	75	1,779
96,802,690-9	Terranova S.A.	252	6,122	252	6,458

	TOTAL	2,494	42,465	2,494	45,790

The purchase of 43.16% of the old Masisa S.A. by Forestal Terranova S.A. (company merged into Terranova S.A.) in July 2002 and 0.544 % in June 2003, resulted in a negative goodwill for the Company, expected to be amortized over a period of 15 years considering the fact that the company’s assets are mostly industrial and their average life is similar to the above period.

The acquisition of 40.00% of Terranova S.A. carried out in October, 2003 by Forestal Terranova S.A (company merged into Terranova S.A.). resulted in a negative goodwill that is expected to be amortized over a period of 20 years.

Negative goodwill of Corporacion Forestal Guayamure C.A. from Venezuela, by direct subsidiary Inversiones Internacionales Terranova S.A. will be amortized over a period of 20 years, considering that this is a forest plantation investment.

The integration of the old Masisa S.A. to the capital increase on June 27th, 2002 by Forestal Tornagaleones S.A., resulted in a negative goodwill that is expected to be amortized over a period of 20 years.

NOTE 13 - OTHER (ASSETS)

As of September 30th, 2005 and 2004, respectively, the following are the balances of Other Assets:

	2005	2004
	THUS$	THUS$

Market value of currency swaps	636	0
Market value of rate swaps	91	1,239
Goodwill and expenses for placing bonds	10,156	11,255
Goods for sale (2)	1,163	5,367
Loan commissions and taxes to be refunded(3)	88	1,318
Exploitation rights (1)	10,874	11,356
Legal deposits	622	0
Others	1,410	2,493

Total	25,040	33,028

(1) In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights. The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

Coforven S.A. exploitation rights:

In fiscal year ended December 31st, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

(2) Masisa S.A. and the subsidiaries Terranova Brasil Ltda, and Fibranova C.A. have reclassified salable assets according to the following amounts:

  Terranova Brasil Ltda.          THUS$843
  Terranova Venezuela S.A.     THUS$146
  Masisa S.A.                           THUS$174

(3) Commission expenses and pre-paid taxes due to long-term loans granted to the Company and its subsidiary Inversiones Internacionales Terranova S.A. These expenses were paid in advance by all loans obtained and are amortized during their effective date.

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS SHORT -TERM OBLIGATIONS

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
	Bank or financial Institution			currency
		09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004
RUT	Bank or financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term
97,041000-7	BankBoston N.A.	17,239	0	0	0	0	0	0	0	17,239	0
97.023.000-9	Banco Corpbanca	9,134	12,114	0	0	0	0	0	0	9,134	12,114
97,919,000-K	ABN Amro Bank	8,112	0	0	0	0	0	0	0	8,112	0
97,030,000-7	Banco Estado de Chile	0	4,837	0	0	0	0	0	0	0	4,837
97,004,000-5	Banco de Chile	5,070	5	0	0	0	0	0	0	5,070	5
97,051,000-1	Banco del Desarrollo	3,035	8,459	0	0	0	0	0	0	3,035	8,459
97,008,000-7	Citibank N.A.	3,338	0	0	0	0	0	0	0	3,338	0
97,080,000-K	Banco Bice	0	1,830	0	0	0	0	0	0	0	1,830
97,006,000-6	Banco de Crédito e Inversiones	0	16,139	0	0	0	0	0	0	0	16,139
97.039.000-6	Banco Santander	0	9	0	0	0	0	0	0	0	9
97,053,000-2	Banco Security	0	6,728	0	0	0	0	0	0	0	6,728
97,919,000-K	ABN Amro Bank	0	0	9,420	2,015	0	0	0	0	9,420	2,015
Foreign	Westdeutsche Landesbank	0	10,028	0	0	0	0	0	0	0	10,028
Foreign	Banco BBVA	0	3,010	0	0	0	0	0	0	0	3,010
Foreign	HSBC Bank Brasil S/A	0	3,611	0	0	0	0	0	0	0	3,611
Foreign	HSBC Bank USA	4,527	1,900	0	0	0	0	0	0	4,527	1,900
Foreign	Banco BBVA	3,001	0	0	0	0	0	0	0	3,001	0
Foreign	Banco Itau	0	2,160	0	0	0	0	0	0	0	2,160
Foreign	Banco Mercantil	0	0	16,420	0	0	0	0	0	16,420	0
Foreign	Corpbanca Venezuela	0	0	2,184	6,546	0	0	0	0	2,184	6,546
Foreign	Banco Venezuela	0	0	23,178	0	0	0	0	0	23,178	0
Foreign	Banco Alfa S.A.	0	14	0	0	0	0	0	0	0	14
Foreign	Dresdner Bank	0	2,000	0	0	0	0	0	0	0	2,000
Foreign	Rabobank Nederland	19	0	0	0	0	0	0	0	19	0
Foreign	Bradesco - ACC	0	34	0	0	0	0	0	0	0	34
	Others	0	0	0	0	0	0	0	0	0	0

	Total	53,475	72,878	51,202	8,561	0	0	0	0	104,677	81,439
	Principal owed	52,800	72,435	50,353	8,526	0	0	0	0	103,153	80,961
	Rate	3.54%	3.52%	14.51%	3.01%	0	0	0	0	0	0

		US Dollar		Other foreign		U.F.		ThCh$ no		Total
	Bank or financial Institution							adjustment
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
RUT	Bank or financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

97,006,000-6	Banco de Crédito e Inversiones	4,283	2,793	0	0	2,869	1,223	0	0	7,152	4,016
97.030.000-7	Banco Estado de Chile	3,714	2,804	0	0	0	0	0	0	3,714	2,804
97.053.000-2	Banco Security	1,240	1,242	0	0	0	0	0	0	1,240	1,242
97.023.000-9	Banco Corpbanca	6,259	2,304	0	0	0	0	0	0	6,259	2,304
97.039.000-6	Banco Santander	5,811	10,859	0	0	0	0	0	0	5,811	10,859
96,658,480-7	Raboinvestment Chile S.A.	305	2,193	0	0	0	0	0	0	305	2,193
Foreign	Westdeutsche Landesbank	3,084	3,017	0	0	0	0	0	0	3,084	3,017
Foreign	Security Bank	0	940	0	0	0	0	0	0	0	940
Foreign	Desdner Bank Lateiamerica	0	2,053	0	0	0	0	0	0	0	2,053
Foreign	Citibank N.A.	73	1,229	0	0	0	0	0	0	73	1,229
Foreign	Comerica Bank	4,465	4,439	0	0	0	0	0	0	4,465	4,439
Foreign	Banco de Chile New York Branch	5,435	2,175	0	0	0	0	0	0	5,435	2,175
Foreign	The Bank of Nova Scotia	3,976	3,884	0	0	0	0	0	0	3,976	3,884
Foreign	Rabobank Nederland	2,708	140	0	0	0	0	0	0	2,708	140
Foreign	Kreditanstalt fur Wiederaufbau	13,483	11,519	0	0	0	0	0	0	13,483	11,519
Foreign	Banco BBVA	1,612	1,465	0	0	0	0	0	0	1,612	1,465
Foreign	Banco Itau BBA	3,000	3,000	0	0	0	0	0	0	3,000	3,000
Foreign	HSBC Bank Brasil S/A	0	628	0	0	0	0	0	0	0	628
Foreign	BankBoston.	0	0	0	41	0	0	0	0	0	41
	Others	0	0	0	0	0	0	0	0	0	0

	Total	59,448	56,684	0	41	2,869	1,223	0	0	62,317	57,948
	Principal owed	58,626	55,999	0	41	2,789	1,203	0	0	61,415	57,243
	Rate	4.00%	2.94%	0	0	6.70%	6.70%	0	0	0	0

2005%
Total amount of liabilities in foreign currency:	32.0100

Total amount of liabilities in local currency:	67.9900

NOTE 15 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close past period Total Long Term to close The financial Statements THUS$

							Total Long Term to close The financial Statements THUS$

			More 1 year Up to 2 year THUS$	More 2 year up to 3 year THUS$	More 3 year Up to 5 year THUS$	More 5 year Up to 10 year THUS$
		Currency
RUT	Bank o financial institution							Rate

97.006.000-6	Banco de Crédito e Inversiones	U.F.	0	0	0	0	0		2,406
97.006.000-6	Banco de Crédito e Inversiones	Dollar	5,278	5,278	6,805	0	17,361	Libor 180 days +1.44%	21,250
96,658,480-7	Raboinvestment Chile S.A.	Dollar	13,000	0	0	0	13,000	Libor 180 days +1.875%	11,500
97.030.000-7	Banco del Estado de Chile	Dollar	4,232	4,232	0	0	8,464	Libor 180 days+2.10%	8,332
97.036.000-K	Banco Santander	Dollar	4,950	4,950	591	0	10,491	Libor 180 days+2.10%	33,166
97.023.000-9	Banco Corpbanca	Dollar	5,983	5,983	2,993	0	14,959	Libor 180 days+2.10%	7,583
97.053.000-2	Banco Security	Dollar	0	0	0	0	0		4,083
Foreign	Dresdner Bank Lanteiamerica	Dollar	0	0	0	0	0		3,000
Foreign	Security Bank	Dollar	1,167	1,167	583	0	2,917	Libor 180 days+1.500%	933
Foreign	Comerica Bank	Dollar	4,286	0	0	0	4,286	Libor 180 days+1.350%	8,571
Foreign	Banco de Chile New York	Dollar	4,300	2,100	0	0	6,400	Libor 180 days+1.250%	10,700
Foreign	The Bank of Nova Scotia	Dollar	11,250	6,250	0	0	17,500	Libor 180 days+1.150%	21,250
Foreign	Corp Banca Venezuela	Dollar	139	140	0	0	279	Libor 180 days+2.10%
Foreign	Citibank N.A.	Dollar	45	0	0	0	45	5,00%	0
Foreign	Rabobank Nederland	Dollar	2,860	2,950	6,080	3,510	15,400	Libor 180 days +1.00%	12,500
Foreign	Kreditanstalt fur Wiederaufbau	Dollar	10,126	7,130	12,360	1,665	31,281	Libor 180 days+0.69%	44,410
Foreign	Westdeutsche Landesbank	Dollar	1,989	1,989	5,342	0	9,320	Libor 180 days+0.45%	12,230
Foreign	Banco BBVA	Dollar	1,445	1,445	0	0	2,890	Libor 180 days+2.10%	4,335
Foreign	Banco Itau BBA	Dollar	0	1,000	0	0	1,000	Libor 180 days+5.0%	3,000
Foreign	Banco HSBC	Dollar	0	0	0	0	0	0	1,000
Foreign	Banco Corpbanca	Other Currencies	1,936	1,937	0	0	3,873		0

	Total		72,986	46,551	34,754	5,175	159,466		210,249

2005
%

Total amount of liabilities in foreign currency:	0.0200
Total amount of liabilities in local currency:	99.9800

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 16 – SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

Bond obligations:

a) Immaterialized bonds to payee issued by the former Terranova S.A., under Registration No. 336 dated on June 30th, 2003, at the Registro de Valores (Securities Registry) of the Superintendence of Securities and Insurance.

Characteristics:

Series A1 Bonds corresponds to 3,000 titles of UF500 and Series A2 Bonds corresponds to 500 titles of UF5,000, the capital payment dates are December 15th and June 15th of each year as of year 2005, ending in year 2009. Accrues an annual compounded interest of 5,00%, due, calculated on an equal six month basis of 180 days as of the 15th of December, 2003.

Series B Bonds: corresponds to 2,000 titles of UF500, capital payment dates are December 15th and June 15th of each year starting in year 2009 and ending in year 2024. Accrues an annual compounded interest of 6,00%, due, calculated on the basis of equal 180 day semesters, as of the 15th of December, 2003.

Series C1 Bonds: corresponds to 1,000 titles of US$10,000 and Series C2 Bonds corresponds to 200 titles of US$100,000, the capital payment dates are June 15th, 2008; Accrue an annual compounded interest of 5,00%, due, calculated on the basis of equal 180 day semesters, as of the 15th of December, 2003.

b) Immaterialized bonds to payee issued by the old Masisa S.A., according to registration N° 355 and 356 dated September 30th, 2004, in the Registro de Valores (Securities Registry) of the Superintendence of Securities and Insurance.

Characteristics:
Series A Bond:
Corresponds to 5,000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal. Accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15th, 2003 and which payments will be made June 15th and December 15th of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15th, 2006.

This bond is partially covered against dollar exchange exposure in relation to the UF, by the taking out of Swaps in Citibank N.A., Agencia en Chile, and Morgan Stanley Capital Services Inc. (as stated in note 23, and has been valued accordingly, pursuant to what is stated in paragraph 11 of Technical Bulletin No. 57 of the Chilean Institute of Accountants.

2005 Series B Bond:

Corresponds to 1,404 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal. Accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15th, 2003 and which payments will be made June 15th and December 15th of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15th, 2011.

c) Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., which were acquired by Funds and Insurance Companies of the United States of America.

Capital expires at annual rate of US$9 million, payment date is May 15th of each year, 2004, ending May 15th, 2008. Interest are paid every six months in May and November of each year.

Registration Number or Instrument Identification	Series	Nominal amount Valid placement outstanding	Currency of bond adjustment	Interest rate	Final maturity					Place of the transaction Chile or Foreign
						Periodicity		Par Value
						Interest Payment	Amortization Payment	09/30/2005	09/30/2004

Short term Portion of Long Term Bond
336	A	4,000	U.F.	5.00%	15-06-2009	6 Months	2005	35,409	1,627	Local
336	B	1,000	U.F.	6.00%	15-06-2024	6 Months	2005	581	487	Local
336	C	30,000	Dollar	5.00%	15-06-2008	6 Months	2005	432	432	Local
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	2005	9,576	1,017	Local
355	B	702	U.F.	6.25%	15-12-2024	6 Months	2005	422	355	Local
Private Placement	B	9,000	Dollar	8.06%	14-05-2008	6 Months	2006	9,840	10,120	Foreign

Total Short Term Portion								56,260	14,038

Long Term Bond
336	A	4,000	U.F.	5.00%	15-06-2009	6 Months	2009	100,440	112,930	Local
336	B	1,000	U.F.	6.00%	15-06-2024	6 Months	2024	33,480	28,233	Local
336	C	30,000	Dollar	5.00%	15-06-2008	6 Months	2008	30,000	30.000	Local
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	2010	75,330	70,581	Local
355	B	702	U.F.	6.25%	15-12-2024	6 Months	2024	23,502	19,820	Local
Private Placement	B	27,000	Dollar	8.06%	15-06-2008	6 Months	2008	18,000	27,000	Foreign

Total Long Term								280,752	288,564

NOTE 17- PROVISIONS AND WRITE-OFFS

The following are the provisions as of September 30th, 2005 and 2004:

Short-Term Provisions	2005	2004
	THUS$	THUS$

Related to the Personnel:
Vacations	3,486	3,019
Participation	1,036	719
Gratification legal	180	345
Personnel benefits	755	111

Other Provisions:
Consultancy and services	1,277	1,283
Commercial Provisions	3,623	2,636
Major repairs and plant shutdowns	2,215	1,420
Contingent liabilities	1,155	227
Other taxes	3,723	0
Bills Receivable and others	3,690	4,023

Total	21,140	13,783

Long-Term Provisions	2005	2004
	THUS$	THUS$

Other taxes	655	581
IAS Provision	22	154

Total	677	735

Provisions presented net from assets	2005	2004
	THUS$	THUS$

Provisions presented net from assets that originate them:
Provision for doubtful accounts	5,137	6,014
Provision for product obsolescence	1,689	2,669
Provision for spare parts obsolescence	977	327
Provision for raw material obsolescence	2,451	800
Provision for materials obsolescence	1,279	1,083
Provision for fix assets	14,673	6,341

Total	26,206	17,234

NOTE 18– SEVERANCE PAYMENT

Severance payments are as follows:

	2005	2004
	THUS$	THUS$

Balances as of January 1st	6	163
Provision for the period	16	65
Payments for the period	0	(74)

Balances as of September 30th	22	154

Charges to income for the year amounted to THUS$16 (THUS$65 in 2004).

NOTE 19– OTHER LONG TERM LIABILITIES

Balance as of September 30th is set forth in detail:

	Expirations			Values
	2007	2008	2009	2005	2004

ICMS Tax payable on long term	7,579	5,503	2,237	15,319	11,960
Unrealized profit by cover operations
Of existing entries	2,383	0	0	2,383	0
Swap market value of currencies	91	0	0	91	0

Total	10,053	5,503	2,237	17,793	11,960

NOTE 20– MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2005	2004	2005	2004
the Long/term liabilities	THUS$	THUS$	THUS$	THUS$

Forestal Tornagaleones S.A.	48,947	40,198	(3,105)	(221)
Forestal Argentina S.A.	32,472	28,056	0	(181)
Maderas y Sintéticos de Perú S.A.C	3	1	(1)	(1)
Corporación Forestal Guayamure C.A.	1,984	1,906	29	12
Inversiones Internacionales Terranova S.A.	19,120	19,935	4,399	2,098
Masisa Madeiras Ltda.	6	-	-	-
Masisa S.A. (Former)	0	229,771	0	(15,835)

Total	102,532	319,867	1,322	(14,128)

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) The movement on capital and reserve accounts during 2005 and 2004 were as follows:

	As of September 30th, 2005

	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Initial Balance	583,739	0	0	122,643	0	14,979	0	0	56,778
Previous period income distribution	0	0	0	0	26,425	30,353	0	0	(56,778)
Definitive dividend of previous period	0	0	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0	0	0	0	0	0	0
Deficit accumulated during
development period	0	0	0	0	0	0	0	0	0
Dividend payment	0	0	0	0	(38,304)	(13,807)	0	0	0
Capital effects due to merger	112,742	0	0	33,403	63,303	28,603	0	0	0
Conversion difference adjustment	0	0	0	1,538	0	0	0	0	0
Forestry reserve	0	0	0	5,936	0	0	0	0	0
Legal Reserve (Affiliates abroad)	0	0	0	0	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	27,693
Interim dividends	0	0	0	0	0	0	0	0	0

Final Balance	696,481	0	0	163,520	51,424	60,128	0	0	27,693

	As of September 30th, 2005

	Paid-in capital	Reserve for Capital Revaluation	Overpricing on sales of shares	Other Reserves	Reserve for future dividends	Accumulated income	Interim Dividends	Deficit during development period	Period Income
	ThCh$	ThCh$	THUS$	ThCh$	ThCh$	ThCh$	THUS$	ThCh$	ThCh$

Initial Balance	602,117	0	0	113,551	0	39,122	0	(4,133)	(20,010)
Previous period income distribution	0	0	0	0	0	(24,143)	0	4,133	20,010
Definitive dividend of previous period	0	0	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits
Deficit accumulated during
development period	0	0	0	0	0	0	0	0	0
Dividend payment
Capital effects due to merger
Conversion difference adjustment	0	0	0	36	0	0	0	0	0
Forestry reserve	0	0	0	12,042	0	0	0	0	0
Legal Reserve (Affiliates abroad)	0	0	0	100	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	26,222
Interim dividends
Balance	602,117	0	0	125,729	0	14,979	0	0	26,222

Restated balance	602,117	0	0	125,729	0	14,979	0	0	26,222

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Outstanding shares

Unique	5,049,060,017	5,049,060,017	5,030,981,033

c) Capital (amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	696,481	696,481

d) Acquisition and ownership of company shares

Share repurchase reason	Share repurchase date	Share repurchase

		N° of Shares	Series	Amount

Withdrawal right old Terranova S.A.	05-27-2005	12,647,263	Unique	3,202

Withdrawal right old Masisa S.A.	05-27-2005	5,431,721	Unique	1,379

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid-in Capital

The subscribed and paid-in capital as of September 30th, 2005 amounts to THUS$696,481, which is equivalent to 5,049,060,017 shares with no nominal value.

-In year 2005
At the Extraordinary Shareholder’s Meeting of the old Masisa S.A. and the old Terranova S.A., held on April 12th and 13th, 2005, respectively, the merger by absorption of the old Masisa S.A. into the old Terranova S.A. was agreed.

At the Extraordinary Shareholder’s Meeting of the old Terranova S.A., the modifications to the company bylaws were approved, of which the following are the main modifications:

- Replace the name of the company by “Masisa S.A.”

- Enlarge its company objective to include the company’s objective of the old Masisa S.A.

- Increase the company’s capital from THUS$583,739 divided into 3,918,427,856 shares without nominal value, from the same and unique series and with no privileges, to the amount of THUS$696,481, divided into 5,049,060,017 shares and without nominal value, from the same and unique series and with no privileges, through the emission of 1,130,632,161 new shares without nominal value, from a same and unique series and with no privileges, which were wholly destined to the old Masisa S.A. shareholders, in the proportion that corresponds to the agreed exchange ratio.

- In year 2004
On October 31st, 2004 it was unanimously agreed as a matter of right to reduce the company’s capital stock by THUS$16,828 equivalent to 87,871,054 shares.

On December 26th, 2004 it was unanimously agreed as a matter of right to reduce the company’s capital stock by THUS$1,550 equivalent to 13,538,394 shares.

Both decreases regard shares of company emission that the company maintained due to the merger of the old Terranova S.A. with Forestal Terranova S.A., Andinos S.A. and Millalemu S.A.

b) Distribution of Profits

The dividend policy established by Masisa S.A. is to annually distribute to the shareholders an amount, to be defined at the Ordinary Shareholders Meeting, of not less than 30% and not higher that 50% of the consolidated net profits from each annual balance sheet, will be annually distributed to the shareholders, with no payment of interim dividends.

The following table sets forth in detail the dividends per share that the Shareholder’s Meeting agreed for year 2005, which are presented in dollars as of the payment date:

.. Paid by:

The old Masisa S.A.:

Dividend			Month of payment	Dividend Per share US$	Amount of third party shares

Possible	Year 2004	N°36	May-2005	0,026894326	441,653,188
Additional	Year 2004	N°35	May-2005	0,031263070	441,653,188
Definite	Year 2004	N°34	April-2005	0,013398459	441,653,188

The old Terranova S.A.:

Dividend			Month of payment	Dividend Per share US$	Amount of third party shares

Additional	Year 2004	N°10	April-2005	0,001141276	3,918,427,856
Definite	Year 2004	N°10	April-2005	0,004092497	3,918,427,856

c) Other Reserves are as follows:

Forestry Reserve:

The forestry reserve amounts to THUS$148,056 (THUS$132,502 in 2004), and corresponds to the difference between the appraisal value established by the Company’s forestry engineers and its respective historical cost, which includes the actual financing cost. The forest reserve is recorded net of deferred taxes, according to what is established in Technical Bulletins Nos. 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves result from converting into United States dollars, the net equity of some subsidiaries and related companies that have kept or still keep their accounting records in Chilean pesos for a amount of THUS$15,364 (THUS$6,873 negative in 2004), and by constitution of another Legal Reserve by foreign subsidiaries for THUS$100 (THUS$100 in 2004).

d) Shares of company emission
To asses the number of shares in table 21 “Acquisition and ownership of company shares” , the following was considered:

- By withdrawal right: 2,121,766 shares of the old Masisa S.A. bought from shareholders that exercised their withdrawal right were multiplied by the exchange ratio 2.56, resulting in the amount of 5,431,721 shares.

NOTE 22 – OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of September 30th, 2005 and 2004 is as follows:

Other non-operating income	2005	2004
	THUS$	THUS$

Lease of plants, offices and others	221	373
Insurance Compensation	82	1,102
Profit per sale of fix assets, raw material, spare parts, and supplies	1,073	2,880
Export Refunds (Tax Rebates)	749	-
Others	822	382

Total	2,947	4,737

Other non-operating expenses:

	2005	2004
	THUS$	THUS$

Amortizations and Depreciations	1,261	557
Loss per fix asset sales	352	552
Loss per fire provision	1,272	782
Personal Compensation	7	697
Uncollectible non operating debt	0	2,077
Extraordinary debtors provision	0	3,533
Others	1,786	1,806

Total	4,678	10,004

NOTE 23 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2005	09/30/2004

ASSETS(DEBIT)/CREDIT
Cash	Argentinean pesos	(167)	(61)
Cash	Chilean Pesos	64	263
Cash	Mexican Pesos	90	0
Cash	Real	1,359	0
Cash	Bolivars	(165)	(271)
Cash	Other currencies	(120)	(56)
Marketable securities	Bolivars	(44)	0
Marketable securities	Chilean Pesos	(115)	(193)
Marketable securities	Real	0	(3)
Accounts receivable	Argentinean pesos	(23)	47
Accounts receivable	Chilean Pesos	(29)	(435)
Accounts receivable	U.F.	(50)	0
Accounts receivable	Mexican Pesos	1,215	0
Accounts receivable	Real	2,493	182
Accounts receivable	Bolivars	(11)	(474)
Accounts receivable	Other currencies	409	(435)
Notes receivable	Chilean Pesos	1,552	64
Notes receivable	Argentinean pesos	123	(380)
Notes receivable	Real	85	33
Notes receivable	Bolivars	(622)	0
Notes receivable	Other currencies	0	(232)
Sundry debtors	Chilean Pesos	150	(194)
Sundry debtors	Bolivars	(355)	(58)
Sundry debtors	Argentinean pesos	25	0
Sundry debtors	Other currencies	15	(61)
Sundry debtors	Real	881	0
Inventories	Mexican pesos	9	0
Inventories	Real	(43)	0
Inventories	Bolivars	0	(5)
Recoverable taxes	Argentinean pesos	309	0
Recoverable taxes	Chilean pesos	776	(33)
Recoverable taxes	Mexican pesos	(50)	0
Recoverable taxes	Real	677	(14)
Recoverable taxes	Bolivars	(1,711)	(2,449)
Recoverable taxes	Other currencies	248	77
Prepaid expenses	Chilean pesos	15	(2)
Prepaid expenses	Bolivars	(3)	(6)
Prepaid expenses	Argentinean pesos	6	0
Prepaid expenses	Real	79	211
Prepaid expenses	Other currencies	162	1
Others current assets	Chilean pesos	0	2
Others current assets	Mexican pesos	(1)	0
Others current assets	Real	9	0
Others current assets	Other currencies	0	(105)
Investments in other companies	Chilean pesos	31	(1)
Long term debtors	Chilean pesos	(13)	(40)
Long term debtors	Argentinean pesos	3	0
Long term debtors	Real	256	253
Others assets	Argentinean pesos	3	0
Others assets	Chilean pesos	688	98
Others assets	Mexican pesos	(5)	461
Others assets	Real	101	111
Others assets	Other currencies	532	(79)
Total (debit) / credit		8,838	(3,784)

		Amount

Account	Currency	09/30/2005	09/30/2004

LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	U.F.	96	69
Short-term financial liabilities	Real	0	(950)
Short-term financial liabilities	Bolivars	1,916	849
Short-term financial liabilities	Other currencies	(8)	(9)
Long-term financial liabilities	Argentinean pesos	(8)	0
Obligations with the public	U.F.	(3,790)	963
Accounts payable	Argentinean pesos	(99)	0
Accounts payable	Chilean pesos	(631)	0
Accounts payable	Mexican pesos	(193)	0
Accounts payable	Chilean pesos	0	(145)
Accounts payable	Real	(2,320)	157
Accounts payable	Euro	(77)	40
Accounts payable	Bolivars	146	476
Accounts payable	Other currencies	(74)	(155)
Notes payable	Chilean pesos	0	(34)
Notes payable	Real	(10)	0
Sundry creditors	Chilean pesos	5	4
Sundry creditors	Argentinean pesos	(37)	0
Sundry creditors	Real	154	0
Sundry creditors	Bolivars	139	0
Sundry creditors	Other currencies	121	42
Provisions	Chilean pesos	94	(45)
Provisions	Bolivars	114	36
Provisions	Argentinean pesos	0	(21)
Provisions	Real	(861)	(131)
Provisions	Mexican pesos	(6)	0
Withholdings	Argentinean pesos	(45)	0
Withholdings	Bolivars	314	0
Income taxes (Income tax)	Chilean pesos	(139)	(69)
Income taxes (Income tax)	Real	(80)	(84)
Income taxes (Income tax)	Bolivars	0	144
Income taxes (Income tax)	Other currencies	(1)	0
Income taxes (Taxes to be paid)	Chilean pesos	142	0
Income taxes (Taxes to be paid)	Bolivars	48	0
Income taxes (Taxes to be paid)	Argentinean pesos	(99)	0
Income taxes (Taxes to be paid)	Mexican pesos	(139)	0
Income taxes (Taxes to be paid)	Other currencies	(192)	0
Other current liabilities	Real	65	(292)
Long Term Financial Liabilities	Bolivars	0	409
Long Term Financial Liabilities	Chilean pesos	0	53
Long term obligations to the Public (bonds)	U.F.	(1,348)	832
Long term Deferred taxes	Bolivars	0	(11)
Other long-term liabilities	Chilean pesos	49	25
Other long-term liabilities	Bolivars	(3,030)	2,885
Other long-term liabilities	Mexican pesos	(3)	38
Other long-term liabilities	Argentinean pesos	(69)	(13)
Other long-term liabilities	Real	(2,528)	(563)

Total (debit) / credit		(12,384)	4,500

(Loss) Profits from exchange difference		(3,546)	716

NOTE 24 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Placement of bonds
-------------------

Expenses incurred in the issuance of bonds, are being amortized linearly in the duration period of the obligation and are shown below:

	2005	2004
	THUS$	THUS$

Stamp taxes	4,065	3,794
Placement commission	108	90
Commission from auctions of bonds	322	322
Risk Rating Consultancy	114	107
Registration Rights	21	18
Legal Consultancy	14	11
Printing Expenses	13	13
Other expenses	88	87

Total Expenses	4,745	4,442

Accumulated Amortization	(1,529)	(753)

Balance to be amortized	3,216	3,689

These expenses are presented in circulating capital in Expenses prepaid by the short term portion of THUS$664 (THUS$635 in 2004) and in long term Assets in Others by the long term portion of THUS$2,552 (THUS$3,054 in 2004).

NOTE 25 – CHASH FLOW STATEMENT

Fecu Code 5.41.11.40 Other income received is:

	2005	2004
Detail	THUS$	THUS$

Export IVA Refund	15,396	7,188
Customs Reimbursement	1,349	1,321
Catastrophe Insurance Compensation	44	4,831
Sundry debtors	3	357
Other Income	3,750	2,751

TOTAL	20,542	16,448

Fecu Code 5.50.30.55 Other charges to results that do not represent cash flow are:

		2005	2004
Detail	Country	THUS$	THUS$

Depletion	Chile	7,278	6,443
Depletion	Brazil	5,647	4,429
Depletion	Argentina	1,206	1,587
Depletion	Venezuela	3,112	2,672
Others		1,972	2,084

TOTAL		19,215	17,215

NOTE 26 – DERIVATIVES CONTRACTS

The company has entered into the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Banco Citibank N.A.	U.F.	701,619	4.940%	THUS$	23,277	7.06%
Morgan Stanley Capital Services	U.F.	1,403,237	4.939%	THUS$	46,553	7,09%

b) Interest Rate Hedge Agreements

		Amount	Receivable	Payable Rate
			Rate

Santander Chile	THUS$	2,125	Libor 180 days	4,50%
Santander Chile	THUS$	1,771	Libor 180 days	4.47%
Citibank N.A.	THUS$	1,771	Libor 180 days	4.12%
Santander Chile	THUS$	1,771	Libor 180 days	4.23%
Citibank N.A.	THUS$	1,771	Libor 180 days	4.35%
Citibank N.A.	THUS$	5,259	Libor 180 days	4.45%
Citibank N.A.	THUS$	8,994	Libor 180 days	4.77%
Santander Chile	THUS$	1,416	Libor 180 days	4.73%
Citibank N.A.	THUS$	6,996	Libor 180 days	4.99%
Citibank N.A. New York	THUS$	9,000	Libor 180 days	5.20%

c) Investment Contract

	Receivable				Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Morgan Stanley Capital Services	THUS$	20,000	6.20	MXN	229,000	11.75

Derivative Contracts

				Description of the contract				Protected Value	Affected Account Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	Amount	Realized	Unrealized
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	17,000	2,125	Other long-term assets	4	0	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	1,771	Other long-term assets	3	0	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	1,771	Other long-term assets	0	0	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	1,771	Other long-term assets	1	0	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	1,771	Other long-term assets	2	0	0
S	CCPE	0	IV-2006	Interest Rate	C	Loans in US Dollars	8,832	5,259	Other long-term assets	2	(26)	0
S	CCPE	0	II-2006	Interest Rate	C	Loans in US Dollars	32,978	8,994	Other long-term assets	25	(27)	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	11,331	1,416	Other long-term assets	4	0	0
S	CCPE	0	II-2006	Interest Rate	C	Loans in US Dollars	13,577	6,996	Other long-term assets	34	(36)	0
S	CCPE	0	IV-2010	Currency exchange	C	U.F. Bonds	23,277	23,829	Other long-term liabilities	146	0	0
S	CCPE	0	IV-2010	Currency exchange	C	U.F. Bonds	46,553	47,657	Other long-term liabilities	247	0	0
S	CI	0	IV-2010	Currency exchange	C	Future Flows	20,000	22,382	Other long-term liabilities	2,836	0	(2,836)
S	CI	0	IV-2006	Currencyexchange	C	Loans in US Dollars	9,000	9,000	Obligations to banks and financial institutions	45	(72)	0

NOTE 27 – CONTINGENCIES AND RESTRICTIONS

Contingencies and covenants valid to the close of this period are the following:

a) Restrictions to the management, guarantees or limits to financial indexes.

To the date of these Financial Statements, all restrictive indicators of the corporation have been met.

Masisa S.A.

- Bonds’ emission and placement in the local market

The agreement that establishes the issuance and placement of bonds that took place on December of 2003 by former Masisa S.A. in the local market, for MUF 2,500 in a 7 year term with a 2 year grace period, establishes certain obligations for this (today assumed by Masisa S.A.) for it and/or its subsidiaries that are common for this type of operations, among which the following are included, in the specific terms and conditions stated in the respective bond issue agreement:

-	taking out of insurance for the main assets, according to the standards of the industry;
-	delivery, to the Representatives of the Bond Holders, of the quarterly and annual financial statements, individual and consolidated, of the issuer and of the subsidiaries that are governed by the norms applicable to publicly traded companies, and copies of the risk-rating reports;
-	update of accounting books of the parent company and its subsidiaries;
-	transactions with subsidiaries according to market conditions;
-	prohibition to provide financing to any entity of the business group, other than the issuer or some of its subsidiaries or related companies;
-	preparation of quarterly financial statements as of the financial statements of September 30th, 2005; indebtedness, defined as the ratio between required liabilities and net equity measured over figures of its individual and consolidated financial statements, not higher than 0.9 times, according to the terms and conditions established in the respective bond issue agreement.

- On August 6th and 13th, 2003, Masisa S.A. (antes Terranova S.A.) placed bonds for THUF 4,000 over a period of 6 years with a 2-year grace period, THUF 1,000 over a period of 21 years with 6-year grace period and THUS$30,000 over a period of 5 years “bullet” type. The placement of bonds implies the following obligations for the Company, among others:

- Continuous and uninterrupted registration of the Company in the Registry of Securities of the Superintendence of Securities and Insurance. Maintain insurance to reasonably protect the operational assets according to the common practices for companies with the same objective and line of business as that of the Company.
- Conducting operations between related parties according to market conditions.
- Maintain a minimum forest volume of 60,000 hectares of radiata pine forests planted in Chile with an average age of over 8 years.
- A net equity (account 5.24.00.00 of the FECU) over THUS$ 600,000.
- Liabilities (over 5.21.00.000 plus account 5.22.00.00 of the FECU) on net equity (account 5.23.00.00 plus account 5.24.00.00 of the FECU) ratio also known as leverage, at consolidated and individual level not higher than:

i. 0.95 times between March 31st, 2004 and December 31st, 2004; and
ii. 0.85 times starting from March 31st, 2005 up to the expiry date of the bonds.

Masisa Overseas Ltd.

The parent company and its subsidiaries Masisa Argentina S.A. and Maderas y Sinteticos de Mexico S.A. de C.V. have guaranteed loans obtained by subsidiary Masisa Overseas Ltd. These envisage the fulfillment of certain obligations that are common for this type of operations, which are detailed ahead. Obligations related to financial indicators must be calculated based on consolidated financial statements of Masisa S.A.

- Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreements: compliance with all laws; maintenance of insurance, maintenance of properties; compliance with financial indexes, among them, Leverage Ratio not higher than 1, Consolidated Tangible Net Worth of not less than THUS$255,467, financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses), maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A., forbiddance to some transactions with related parties, extend to bond holders the new guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with various exceptions, including those that must be granted for the normal flow of the business, those that must be granted to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, among others.

- Comerica Bank

The loan entered by the Company with Comerica Bank for US$15 million, that as of September 30th, 2005 is US$8,741, granted by Comerica Bank, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain and insurance over their principal assets following the industry standards.
  The Company must maintain updated accounting books for the parent and its branches.
  The Company must follow the current laws and regulations.
  The Company must accomplish and pay all the obligations derived of loan agreements.
  Maintenance of the normal continuousness of the Company.
  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  To make transactions with the branch subsidiaries at market conditions.
  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract
  The Company must maintain Consolidated Tangible Net Worth not less than US$321 million.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  Maintain a Leverage not higher than 1.

- Banco de Chile

The loan entered by the Company with The Banco de Chile for US$15 million, that as of September 30th, 2005 amounts to US$10,942 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintain a Leverage not higher than 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to US$345 million.
  The forbiddance to sell, rent, transfer or other kind of disposition of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to give some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for US$25 million that as of September 30th, 2005 amounts to US$21,476 million, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintain a Leverage not higher than 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth not less than US$700 million.
  The forbiddance to sell, rent, transfer or other kind of disposition of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to give some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

Masisa Argentina S.A.

The parent company has guaranteed credits obtained by the subsidiary Masisa Argentina S.A. These include the fulfillment of certain obligations that are normal for these kind of operations, including, among others, those that are stated in the following paragraphs, in the specific terms and conditions detailed in the respective credit contracts. The obligations related to finance rates must be calculated on a consolidated financial statements’ basis.

- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for US$12.5 million, establishes for the parent Masisa S.A. and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: Maintenance of the normal continuousness of the Company and legal existence, maintenance of Properties needed for the normal course of business, follow the current laws and regulations, send opportunely the financial information of the Company, maintain e insurance over their principal assets following the industry standards, maintain a Leverage Ratio not higher than 0,9 times, maintain a hedge over financial expenses not lower than 3; maintain Consolidated Tangible Net Worth not less than US$345 million, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to make transactions with related parties at market conditions, forbiddance to make loans to any entity of the business group which is not the issuing company or any of its subsidiaries or allied.

- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for US$12.5 million, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, maintain insurance over their principal assets following the industry standards, maintain a Leverage Ratio not higher than 0,9 times, maintain a hedge over financial expenses not lower than 3, maintain Consolidated Tangible Net Worth not less than US$345 million, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

Inversiones Internacionales Terranova S.A.

The loan agreements entered into by Inversiones Internacionales Terranova S.A. with German banks KfW and WestLB, imply for Masisa S.A., as guarantor, the fulfillment of certain obligations, that do not alter significantly its activities, to provide financial information on a regular basis, to maintain updated its obligations with third parties, to obtain prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the above mentioned loan agreement with KfW establishes that the Company, based on its consolidated financial statements, must comply with certain financial indexes:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5
Minimum cash generation to financial expenses ratio: 2.0
Tangible net worth, minimum: THUS$500,000

Fibranova C.A. Andinos C.A. y Masisa Madeiras Ltda.

- The Syndicated Loan Agreement entered into on February 2nd, 2001 by foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda.(formerly Terranova Brasil Ltda.)., with Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for the total amount of THUS$ 85,000 implies for Masisa S.A. as guarantor, the fulfillment of certain obligations , that do not alter significantly its activities, to provide financial information on a regular basis, to maintain updated its obligations with third parties, to obtain prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the syndicated loan establishes that the company, based on its consolidated financial statements, must comply with certain financial indexes:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5 (2004); 5.0 (2005); 4.5 (2006); 4.0 (2007)
Minimum cash generation to financial expenses ratio: 2.5 (2004); 2.65 (2005); 3.0 (2006); 3.25 (2007)
Tangible net worth, minimum: THUS$700,000

Fibranova C.A. y Andinos C.A.

- The Loan Agreement entered into on February 26th, 2004 by foreign subsidiaries Fibranova C.A. and Andinos C.A. of Venezuela with German bank KfW, for the total amount of THUS$ 19,000 implies for Masisa S.A. as guarantor, the fulfillment of certain obligations, that do not alter significantly its activities, maintaining indirect control of both debtors, providing financial information on a regular basis, keeping updated its obligations with third parties, obtaining prior consent from the above bank to dispose, transfer or sell a substantial part of its assets or establish guarantees on them.

Fibranova C.A.

The Syndicated Loan Agreement entered into on April 15th, 2002 by foreign subsidiary Fibranova C.A. of Venezuela, with Chilean banks Banco Santander-Chile, Banco de Credito e Inversiones, Banco Corpbanca and Banco Security for the total amount of THUS$ 65,000 implies for Masisa S.A. as guarantor, the fulfillment of certain obligations, that do not alter significantly its activities, to provide financial information on a regular basis, to maintain updated its obligations with third parties, to obtain prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the syndicated loan establishes that the company, based on its consolidated financial statements, must comply with certain financial indexes:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5 (2004); 5.0 (2005); 4.5 (2006); 4.0 (2007)
Minimum cash generation to financial expenses ratio: 2.5 (2004); 2.65 (2005); 3.0 (2006) ); 3.25 (2007)
Tangible net worth, minimal: THUS$700,000

Forestal Argentina S.A.

- The 2nd of September, 2005, Masisa S.A., was established as a joint codebtor in favour of Banco Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for the credit issued by said bank the same year to the affiliate Forestal Argentina S.A. Such loan was destined to the restructuring of the financial debt. Thus, to this date, the credit contract establishes certain obligations for Masisa S.A. as guarantor for this type of operations. Furthermore, the mentioned credit contract commits Masisa S.A. to the compliance, on the basis of its consolidated financial statements, of certain financial indicators:

Minimum of installed production capacity of panels; 1,200,000
Maximum Debt/Equity ratio: 0.9
Minimum interests coverage: 3
Minimum coverage of Forestry Assets: 1.5
Minimum Tangible Net equity: THUS$ 700,000

Forestal Tornagaleones S.A.

As of October 15th, 1998, subsidiary Forestal Tornagaleones S.A. entered a loan with Rabobank Investments Chile S.A. As a result of this obligation, the company mortgaged plantations and property for the duration of the period requested for the loan. As of June 30th, 2005. This credit was renewed dated August 9th, 2005. The book value of the mortgaged plantations amounts to THUS$ 22,830 and the value of the land amounts to THUS$5,019.

b) Deferred customs duties

As of September 30th, 2005, the company owes deferred customs duties for (THUS$ 231) ((THUS$ 1,174) in 2004). From the above duties, THUS$ 61 (THUS$ 1,024 in 2004) are not recorded as liabilities, since incentives from export activities exempting the payment of the above duties are expected to be used, and the balance is registered as a long term liability.

The expiry schedule is as follows:

Expiry	THUS$
2005	61
2006	93
2007	72
2008	5
-----
Total	231
=====

c) Insurance

As of September 30th, 2005, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$315,592.

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$ 247,811 and THUS$ 87,496 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$71,194; for physical assets and inventories to THUS$197,154 and to THUS$54,750 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$236,902 and THUS$22,508 for fixed costs in case of shutdown of plants.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$42,429 and THUS$9,310 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$40,086, for physical assets and inventories THUS$178,015 and THUS$31,438 for fixed costs in case of shutdown of plants.

- The US subsidiary has insurance for physical assets and inventories for THUS$21,441 and THUS$3,500, for fixed costs en case of plant shutdown.

d)               Other Contingencies

Through Resolution No.203, dated August 29th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No. 203 would have an effect on the losses recorded by the company which amount to US$ 39.2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No. 203 pursuant to the procedure established in articles 123 and following of the Tax Code. Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No. 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39.2 million recorded by the company.

e)               Bargain and Sale of shares and Shareholders Agreement

-	By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, levy or any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.
-	Chilean affiliate Inversiones Internacionales Terranova S.A. signed on the 23rd of may, 2002, a shareholders agreement with Corporación Venezolana de Guayana (CVG) a self governing state owned organization in order to regulate the principles, the rights and obligations of the Parties in and Venezuelan corporation that they would incorporate for the construction, administration and operation of a fluvial port in the northern riverbank of Orinoco River, Macapaima, Venezuela.

To the closing date of these financial statements, due to diverse considerations, the previously mentioned corporation has not yet been incorporated.

f)               Contract for Wood Purchasing.

As of the end of the fiscal year, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997. The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares. The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A.

The signed contract takes the following conditions into account:

1.	The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2.	The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3.	CVG.Proforca C.A. shall compensate TDVSA in the event that the latter incurred expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4.	TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5.	TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

g)               Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997, where it is bound to the following conditions during the term the mentioned contract is in force:

1.	All maintenance and repair work that the equipment may require for its proper operation shall be to the account of TDVSA.

2.	All improvements shall be the property of TDVSA and may be removed by the same, as long as no part of the rented property or goods is damaged.

3.	All expenses related to energy and water supply and phone services for the commercial operation shall be on the account of TDVSA.

4.	All property taxes shall be on the account of CVG Proforca C.A. , as well as those related to the operation by TDVSA.

5.	As of January, 1998, all equipment should have been insured against all risks and the beneficiary of such policy shall be CVG Proforca C.A.

h)               Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year. In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have less than 10 years, in a surface that is not less than 7,500 heactares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

-
To plant forest on its account for its benefit (except for the previsouly mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

-	To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

i)               An annual sales contract with the company CVG Proforca C.A.

During the month of April, 2000, Terranova Venezuela S.A.(“TDVSA”) celebrated with the company CVG Proforca C.A. an annual sales contract of 400,000 m3 SSC of Caribbean pine commercial wood, this contract includes 236,000 m3 SSC as the bilateral annulment of the contract signed dated May 29, 1992 between CVG Proforca C.A. and Conforven S.A., which considered the exploitation extraction of such volume.

Furthermore, to the effects of transfer of title of the commercial wood, CVG Proforca C.A. and TDVSA agreed to stipulate the per unit prices of the thick and thin wood. Which is valid for the year 2,000. They are subject to an annual index by means of an additional charge that is equivalent to the variation of the Consumer Price Index (IPC in Spanish) in the United States of America, during the previous year.

This table summarizes the contingencies, covenants, and guarantees assumed by the company.

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	09/30/2005	09/30/2004	09/30/2006	Assets	09/30/2007	Assets	09/30/2008	Assets
Indirect Guarantees
Banco Santander London	Oxinova C.A.	Subsidiary	Suretyship	Net Worth	0	0	858	0		0		0
Banco de Chile	Oxinova C.A.	Subsidiary	Suretyship	Net Worth	10,000	10,000	4,900	10,000		0		0

NOTE 28 –LIENS OBTAINED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$6,265 (THUS$4,007 in 2004) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 29 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2005	09/30/2004

Cash	Chilean pesos	3,514	264
Cash	Euro	51	0
Cash	Dollar	12,683	6,294
Cash	Argentinean pesos	114	442
Cash	Real	1,482	6,151
Cash	Mexican pesos	3,288	2,346
Cash	Bolivars	5,887	3,336
Cash	Other currencies	392	297
Time deposit	Chilean pesos	1,094	0
Time deposit	Dollar	18,062	14,028
Time deposit	Bolivars	943	398
Time deposit	Real	14,206	0
Marketable securities	Chilean pesos	283	115
Marketable securities	Other currencies	395	821
Accounts receivable	Chilean pesos	22,357	16, 863
Accounts receivable	Euro	63	0
Accounts receivable	Dollar	44,784	45,850
Accounts receivable	Argentinean pesos	2,673	1,794
Accounts receivable	Real	17,540	16,973
Accounts receivable	Bolivars	9,367	4,224
Accounts receivable	Other currencies	3,097	1,825
Accounts receivable	Mexican pesos	19,750	24,646
Notes receivable	Chilean pesos	3,288	2,847
Notes receivable	U.F.	8	0
Notes receivable	Dollar	21	2,608
Notes receivable	Argentinean pesos	4,873	2,134
Notes receivable	Other currencies	0	684
Notes receivable	Real	9	0
Notes receivable	Mexican pesos	2,291	449
Sundry debtors	Chilean pesos	4,589	2,904
Sundry debtors	Euro	389	0
Sundry debtors	Dollar	6,810	4,317
Sundry debtors	Bolivars	3,392	6,061
Sundry debtors	Chilean pesos	0	544
Sundry debtors	Argentinean pesos	859	781
Sundry debtors	Real	2,646	3,553
Sundry debtors	Mexican pesos	5,190	3,594
Sundry debtors	Other currencies	2,966	841
Notes and accounts receivable from related companies	Dollar	4,998	6,034
Notes and accounts receivable from related companies	Other currencies	0	634
Notes and accounts receivable from related companies	Chilean pesos	0	1,160
Inventories	Chilean pesos	3,986	26,899
Inventories	Bolivars	29,112	4,881
Inventories	Dollar	176,758	150,606

		Amount

Account	Currency	09/30/2005	09/30/2004

Recoverable taxes	Chilean pesos	21,031	16,956
Recoverable taxes	Dollar	1,169	5,037
Recoverable taxes	Argentinean pesos	5,222	4,791
Recoverable taxes	Real	8,929	1,779
Recoverable taxes	Mexican pesos	0	1,632
Recoverable taxes	Bolivars	15,535	12,413
Recoverable taxes	Other currencies	1,300	655
Prepaid expenses	Chilean pesos	996	604
Prepaid expenses	Dollar	3,572	1,655
Prepaid expenses	Argentinean pesos	266	327
Prepaid expenses	Bolivars	1,047	713
Prepaid expenses	Chilean pesos	2,466	3,078
Prepaid expenses	Real	536	659
Prepaid expenses	Mexican pesos	173	121
Prepaid expenses	U.F.	1,347	0
Prepaid expenses	Other currencies	290	73
Deferred taxes	Dollar	2,842	379
Others currents assets	Other currencies	0	30
Others currents assets	U.F.	144	1,031
Others currents assets	Dollar	4,681	19,500
Others currents assets	Bolivars	0	114
Others currents assets	Mexican pesos	99	0
Fixed Assets	Dollar	1,392,331	1,401,072
Investments in related companies	Dollar	4,264	3,001
Investments in other companies	Dollar	165	138
Investments in other companies	Other currencies	40	32
Goodwill	Dollar	1,448	2,239
Negative goodwill	Dollar	(42,465)	(45,790)
Long term receivables	Dollar	1,086	2,959
Long term receivables	Chilean pesos	2,748	681
Long term receivables	U.F.	227	0
Long term receivables	Argentinean pesos	138	181
Long term receivables	Real	1,213	545
Notes and accounts receivables from related companies	Dollar	0	597
Long-term deferred taxes	Dollar	0	9,639
Intangible	Dollar	121	121
Intangible	Real	0	17
Amortization	Dollar	(19)	(17)
Amortization	Other currencies	0	(11)
Others	Chilean pesos	0	356
Others	Chilean pesos	416	3,370
Others	U.F.	2,186	5,151
Others	Argentinean pesos	115	522
Others	Dollar	20,263	21,633
Others	Real	1,674	482
Others	Other currencies	0	806
Others	Mexican pesos	386	708
Total Assets

	Chilean pesos	66,768	76,641
	Euro	503	0

		Amount

Account	Currency	09/30/2005	09/30/2004

	Dollar	1,653,574	1,651,900
	Argentinean pesos	14,260	10,972
	Real	48,235	30,159
	Mexican pesos	31,177	33,496
	Bolivars	65,283	32,140
	Other currencies	8,480	6,687
	U.F.	3,912	6,182

b) Short Term Liabilities

		Until 90 days				90 days to 1 year
		09/30/2005		09/30/2004		09/30/2005		09/30/2004
			Annual		Annual		Annual		Annual
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions short/term	Dollar	47,439	3.9%	37,773	2.56%	6,036	3.81%	35.105	3.92%
Obligations to banks and financial institutions short/term	Bolivars	0		8,100		51,202	15.14%	461	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	0	0	2,869	6.7%	1,223	6.7%
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	16,759	4.13%	15,897	3.92%	42,689	0	40,788	3.92%
Short/term portion of long/term liabilities to banks and financial institutions	Argentinean pesos	0	0	24	0	0	0	16	0
Short term portion of long term Bond	U.F.	45,988	5.00%	1,372	0	0	0	0	0
Short term portion of long term Bond	Chilean pesos	0	0	2,114	0	0	0	0	0
Short term portion of long term Bond	Dollar	1,272	0	10,552	8.00%	9,000	8.06%	0	0
Long/term liabilities due within one year	Dollar	156	0	81	0	0	0	111	0
Long/term liabilities due within one year	Mexican pesos	9	0	0	0	0	0	0	0
Long/term liabilities due within one year	Other currencies	0	0	24	0	0	0	58	0
Dividends payable	Chilean pesos	0	0	232	0	0	0	0	0
Dividends payable	Dollar	316	0	0	0	0	0	0	0
Accounts payable	Chilean pesos	11,812	0	13,128	0	0	0	0	0
Accounts payable	Dollar	19,293	0	23,126	0	0	0	0	0
Accounts payable	Argentinean pesos	2,761	0	2,445	0	0	0	0	0
Accounts payable	Bolivars	6,412	0	1,741	0	0	0	0	0
Accounts payable	Real	895	0	7,907	0	0	0	0	0
Accounts payable	Mexican pesos	4,914	0	4,054	0	0	0	0	0
Accounts payable	Euro	167	0	0	0	0	0	0	0
Accounts payable	Other currencies	5,159	0	2,669	0	0	0	0	0
Notes payable	Chilean pesos	6	0	1	0	0	0	0	0
Notes payable	Argentinean pesos	927	0	785	0	0	0	0	0
Sundry creditors	Chilean pesos	0	0	81	0	0	0	0	0
Sundry creditors	Dollar	2,034	0	2,386	0	0	0	3	0
Sundry creditors	Bolivars	107	0	0	0	0	0	0	0
Sundry creditors	Argentinean pesos	122	0	0	0	0	0	0	0
Sundry creditors	Mexican pesos	775	0	0	0	0	0	0	0
Sundry creditors	Other currencies	9	0	0	0	0	0	0	0
Notes and accounts payable to related companies	Chilean pesos	0	0	427	0	0	0	0	0
Notes and accounts payable to related companies	Dollar	0	0	5,319	0	4,487	0	0	0
Notes and accounts payable to related companies	Bolivars	0	0	228	0	0	0	0	0

Notes and accounts payable to related companies	Other currencies	0	0	12	0	0	0	0	0
Provisions	Chilean pesos	3,281	0	4,169	0	0	0	0	0
Provisions	Dollar	4,193	0	4,510	0	1,516	0	1,578	0
Provisions	Argentinean pesos	330	0	678	0	3,273	0	0	0
Provisions	Real	1,977	0	2,249	0	0	0	0	0
Provisions	Mexican pesos	3,874	0	599	0	0	0	0	0
Provisions	Bolivars	2,618	0	0	0	0	0	0	0
Provisions	Other currencies	78	0	0	0	0	0	0	0
Withholdings	Chilean pesos	531	0	980	0	0	0	0	0
Withholdings	Dollar	1,238	0	325	0	0	0	0	0
Withholdings	Bolivars	4,554	0	1,281	0	0	0	0	0
Withholdings	Argentinean pesos	0	0	580	0	0	0	0	0
Withholdings	Real	7,372	0	1,885	0	0	0	0	0
Withholdings	Mexican pesos	953	0	3,325	0	0	0	0	0
Withholdings	Other currencies	55	0	8	0	0	0	0	0
Income tax	Chilean pesos	0	0	0	0	378	0	1,112	0
Income tax	Dollar	0	0	0	0	98	0	246	0
Income tax	Argentinean pesos	0	0	0	0	2,310	0	0	0
Income tax	Bolivars	205	0	353	0	0	0	0	0
Income tax	Real	0	0	1,426	0	0	0	0	0
Income tax	Mexican pesos	0	0	0	0	1,542	0	0	0
Income tax	Other currencies	788	0	647	0	0	0	185	0
Income received in advance	Chilean pesos	20	0	62	0	0	0	0	0
Income received in advance	Dollar	0	0	643	0	0	0	0	0
Income received in advance	Real	624	0	323	0	0	0	0	0
Income received in advance	Mexican pesos	0	0	424	0	0	0	0	0
Income received in advance	Bolivars	24	0	100	0	0	0	0	0
Other current liabilities	Dollar	0	0	10	0	0	0	0	0

Total current liabilities	Dollar	92,700	0	100,622	0	63,826	0	77,831	0
	Bolivars	13,920	0	11,803	0	51,202	0	461	0
	Real	10,868	0	13,790	0	0	0	0	0
	U.F.	45,988	0	1,372	0	2,869	0	1,223	0
	Argentinean pesos	4,140	0	4,512	0	5,583	0	16	0
	Chilean pesos	15,650	0	21,194	0	378	0	1,112	0
	Mexican pesos	10,525	0	8,402	0	1,542	0	0	0
	Other currencies	6,089	0	3,360	0	0	0	243	0
	Euro	167	0	0	0	0	0	0	0

Long-Term Liabilities as of September 30th, 2005

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions	Dollar	115,664	7.27	34,754	4.49	5,175	4.45	0	0
Obligations to banks and financial institutions	Bolivars	3,873	0	0	0	0	0	0	0
Bonds	Dollar	148,440	8.06	69,192	2.42	27.084	3.09	36,036	2.77
Sundry creditors	Dollar	265	0	0	0	0	0	0	0
Sundry creditors	Mexican pesos	27	0	0	0	0	0	0	0
Provisions	Chilean pesos	0	0	0	0	22	0	0	0
Provisions	Dollar	0	0	0	0	655	0	0	0
Deferred taxes	Dollar	0	0	0	0	5,987	0	0	0
Other long-term liabilities	Real	7,827	0	4,837	0	0	0	0	0
Other long-term liabilities	Dollar	976	0	0	0	0	0	0	0
Other long-term liabilities	Dollar	2,474	0	0	0	0	0	0	0
Other long-term liabilities	Mexican pesos	0	0	1,679	0	0	0	0	0

Total long-term liabilities

	Dollar	267,819	0	103,946	0	38,901	0	36,036	0
	Bolivars	3,873	0	0	0	0	0	0	0
	Mexican pesos	27	0	1,679	0	0	0	0	0
	Chilean pesos	0	0	0	0	22	0	0	0
	Real	7,827	0	4,837	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions	U.F.	2,406	0	0	0	0	0	0	0
Obligations to banks and financial institutions	Chilean pesos	2,340	0	2,340	0	584	0	0	0
Obligations to banks and financial institutions	Dollar	150,772	0	36,741	0	15,066	0	0	0
Bonds	U.F.	21,174	0	28,233	0	26,129	0	14,865	0
Bonds	Chilean pesos	42,348	0	28,232	0	70,583	0	0	0
Bonds	Dollar	18,000	0	39,000	0	0	0	0	0
Sundry Creditors	Chilean pesos	203	0	0	0	0	0	0	0
Sundry creditors	Dollar	1,555	0	0	0	0	0	0	0
Sundry creditors	Bolivars	56	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	0	0	671	0
Provisions	Chilean pesos	0	0	0	0	64	0	0	0
Other liabilities	Dollar	7,464	0	4,496	0	0	0	0	0

Total long-term liabilities

	U.F.	23,580	0	28,233	0	26,129	0	14,865	0
	Chilean pesos	44,891	0	30,572	0	71,231	0	0	0
	Dollar	177,791	0	80,237	0	15,066	0	671	0
	Bolivars	56	0	0	0	0	0	0	0

NOTE 30 – SANCTIONS

During the period covered by these financial statements, the Superintendence of Securities and Insurance or any other administrative authority has not applied any type of sanction to the Company, nor to its Directors or Management Officers.

NOTE 31 – SUBSEQUENT EVENTS

On the 26th of October, Masisa S.A. entered into a bargain and sale promise with Opers International Timber Fund IA,LP for the purchase of 34.45% of the capital stock of Forestal Tornagaleones S.A. (FTG) for a total amount of us$ 29,890,000. On the other hand, it offered to CMB-Prime S.A. the purchase of 5.09% of said capital for the total amount of US$4,419,311, an offer that is valid until the 15th of November of the same year.

On the same date Masisa entered into a bargain and sale promise with Xylem Chile Ltda., in order to acquire directly or through its affiliate Forestal Tornagaleones S.A. 29.15% of the capital stock of Forestal Argentina S.A. for a total amount of US$ 14,520,000.

It is hereby stated that in accordance to the shareholders agreement signed by FTG, Xylem Chile Ltda., and the remaining shareholders of FASA, Xylem Chile Limitada has proceeded to send a notice of transfer of shares setting forth an invitation from FASA to all FASA shareholders in order to sell with it all their respective stock percentages in FASA to Masisa, for the same price under the same payment conditions as agreed with Masisa, whereby consignees of such invitation shall accept it in a written form directed to Xylem Chile Limitada within a 15 day term, continuous as of the date of such notice of transfer. The remaining shareholders of FASA may also have the option to purchase them from Xylem Chile Limitada by paying 5% of surcharge in reference to the price offered by Masisa or keep their stock participation. Due to the previous, the bargain and sale promise of the previously mentioned stock is partially subject to the result of the reply of the remaining shareholders of FASA.

Between September 30th and the date of issue of these financial statements, no subsequent significant event have taken place which may affect the financial situation of the company.

NOTE 32 – ENVIRONMENTAL

The company focuses its environmental policies through the following 2 perspectives,

1) Legal Aspects

This includes all what relates to requests of permits, authorizations and certificates connected to environmental matters as well as regularization of pending aspects.

2) Environmental management and Eco-Efficiency

Under the concept that each process may be improved through a responsible and adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed to the following investments in its operating processes related to the environmental subject, the amounts invested into the company and subsidiaries are:

Company	Invested	Aggregate	Invested Amount
	Project	Budget	In 2005

	THUS$	THUS$	THUS$

Masisa S.A.	3,184	2,745	467
Terranova Venezuela	290	1,828	313
Terranova Brasil	286	137	28
Masisa Argentina	692	604	73
Masisa Brazil	1,660	1,542	5
Masisa Mexico	996	986	1
Forestal Argentina	80	129	50
Forestal Tornagaleones	638	651	39

Total	7,826	8,622	976

RELEVANT FACTS

The following relevant facts of Masisa S.A. mentioned below correspond to the period between January and September 2005, and in the opinion of the company’s management, should be known by the Shareholders.

- April 1st, 2005

In Board of Directors’ session of the old Terranova, held on March 31st, 2005, the following was agreed:

It was agreed to submit under approval at the next Company’s Ordinary Shareholders’ Meeting, a definite minimum and obligatory dividend payment, and a definite additional dividend, charged to the distributable net earnings of the period ended on December 31st, 2004.

The total amount of the dividend to be distributed is US$20,508,161.69, or approximately 38.37% (30% of the minimum and obligatory dividend and approximately 8.37% of the additional dividend) of the distributable net earnings for the 2004 period, which reached the amount of US$53,453,845.63. Therefore, the total dividend per share will be US$0.005233773.

It was agreed to be proposed at the Meeting that the dividend shall be paid on April 27th, 2005, therefore, if such dividend is approved at the said Meeting, the shareholders that are registered in the Shareholders’ Registry of the old Terranova on April 21st, 2005 will have this right.

Likewise, it will be proposed that the dividend shall be paid in Chilean pesos, according to the exchange rate "observed dollar" published in Diario Oficial on April 22nd, 2005.

The notification through which it will be communicated to the shareholders about the agreement adopted at the Meeting regarding this dividend and its payment manner, will be opportunely published in La Segunda de Santiago newspaper, notwithstanding that it may be informed as important event.

- April 13th, 2005

In the Ordinary Shareholders’ Meeting of the old Terranova, held on April 13th, 2005, the following, among other things, was agreed:

1) Definite Dividend. The payment of a minimum and obligatory definite dividend and of a definite additional dividend charged to distributable net earnings of the period ended on December 31st, 2004. The total amount of the dividend to be distributed is US$20,508,161.69, or approximately 38.37% of the distributable net earnings for the 2004 period (30% the minimum obligatory dividend and approximately 8.37% the additional dividend). Therefore, the total dividend per share will be US$0.005233773.

The dividend will be paid on April 27th, 2005 and the shareholders that are registered in the Shareholders’ Registry of the old Terranova on April 21st, 2005 will have this right. The dividend be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial on April 22nd, 2005.

2) Board of Directors’ Renewal: The election for a period of 3 years of the directors of the old Terranova Mr. Julio Moura, Mr. Ronald Degen, Mr. Patrick Nielson, Mr. Carlos Marín Olalla, Mr. Jorge Carey Tagle, Mr. Juan Carlos Méndez González, and Mr. Enrique Seguel Morel.

- April 13th, 2005

In the Extraordinary Shareholders’ Meeting of the old Terranova, held on April 13th, 2005, the following, among other things, was agreed:

1) Approve the merger by incorporation of the old Masisa into the Company, subject to copulative fulfillment of the following conditions: (i) that the amount that the old Masisa must pay as consequence of withdrawal rights exercised by dissenting shareholders of the said merger, in its case, does not exceed US$6,000,000, and (ii) that the amount to be paid by the Company, as consequence of the withdrawal rights exercised by dissenting shareholders of the said merger, in its case does not exceed US$10,000,000. As consequence of the merger, the Company, as the surviving entity, will acquire all assets and liabilities of the old Masisa according to the individual audited financial statements and other audited financial statements as of December 31st, 2004, succeeding it in all its rights and obligations.

2) Increase the Company’s capital in the amount of US$583,738,988.04, divided in 3,918,427,856 shares, without nominal value, from the same and unique series and with no privileges, to the amount of US$696,480,681.73, divided in 5,049,060,017 shares without nominal value, from the same and unique series and with no privileges, through the emission of 1,130,632,161 new shares, without nominal value, from the same and unique series and with no privileges, that will be wholly destined to the shareholders of the old Masisa, in the proportion that corresponds, according to the exchange ratio approved at the Meeting, to complete the merger of the old Masisa by incorporation into the Company.

3) Modify the Company bylaws to show the said capital increase, the name change of the Company for "Masisa S.A.", and the extension of the company objective to include the activities incorporated in the absorbed entity’s objective, among other things, approving a merged text of the company bylaws of the Company.

4) Approve a share exchange ratio through which the shareholders of the old Masisa will receive 2.56 new shares of the old Terranova for each share of the old Masisa that they hold.

5) Pursuant to what is established by article 69 of the Publicly-held Corporations Law, the approval of the said merger at the Meeting grants the dissenting shareholders the right to withdraw from the Company. The price to be paid per share corresponds to the weighted average of the stock transactions of this share during the two months prior to the date of the Meeting and will be informed opportunely to the shareholders according to the law.

- May 16th, 2005

In Board of Directors’ session of the old Terranova, held on May 16th, 2005, the following was agreed:

1) That all conditions for the Merger have been met, which were established by the extraordinary shareholders’ meetings of the old Masisa S.A. and the old Terranova S.A., on the past dates, April 12th and 13th, respectively, informed by notifications of important event on the same date to this Superintendence, the stock markets and to the general public. The amount that the merged companies must pay, as consequence of the withdrawal right exercised by their respective dissident shareholders of the Merger, as reference expressed in dollars, is US$1,378,448.25 in the case of the old Masisa, and US$3,190,455.92 in the case of the old Terranova, being these amounts lower than those established in the conditions mentioned above.

2) That the board of directors of the Company, gathered in Extraordinary Session held today, May16th, 2005, agreed not to exercise the right granted by article 71 of the Publicly-held Corporations Law to summon a new meeting to reconsider or ratify the Merger.

3) That in the board of director’s session referred to above, it was agreed to summon an cite the merged Company shareholders to an extraordinary meeting, to be held on June 6th, 2005, at 9:00 am, at Alcántara N0200, first floor, county of Las Condes, Santiago, to: i) Explain the Merger process; ii) Renew the board of directors, and iii) Determine the directors’ compensation. This session has the objective that all the merged company’s shareholders, including the shareholders of the old Masisa, elect the board of directors that will lead the merged company.

4) That the minutes of the shareholders’ meetings of the old Masisa and the old Terranova, referred to in number 1 above, will be reduced to public deed in a Santiago notary’s office on May 31st, 2005. Once the registration formalities in the proper Commerce Registries are met and the extracts of such public deeds are published in Diario Oficial, the legal effects of the Merger will antedate to the date mentioned above. Notwithstanding, the Merger will be effective and valid accounting wise as of January 1st, 2005, for all times that the individual financial statements of the old Terranova and the old Masisa referred as of December 31st, 2004 have been used.

5) That as consequence of the Merger, the Company –that will be renamed Masisa S.A. – will incorporate all net worth and the shareholders of the old Masisa and will succeed it in all its rights and obligations.

6) That the board of directors, in the said session, agreed that payment to dissident shareholders that exercised their withdrawal right opportunely, the price of their shares ($146.20 pesos per share), will be realized, without any surcharge, on May 27th, 2005 at the same place and under the same procedure established for dividend payment that was informed at the ordinary shareholder’s meeting on the past date, April 13th, notwithstanding that the notification will be published opportunely in Diario La Segunda to inform about the withdrawal right payment.

- June 6th, 2005

In the Extraordinary Shareholders’ Meeting of the old Terranova, held on June 6th, 2005, the following, among other things, was agreed:

1) Renew the company’s board of directors, being it composed by the following persons: Julio Moura, Ronald Degen, Patrick Nielson, Juan Carlos Méndez González, Jorge Carey Tagle, Enrique Seguel Morel and Antonio Tuset Jorratt. It is stated that only the directors, Mr. Seguel and Mr. Tuset were elected with votes different from the controller or their related persons.

2) In the mentioned meeting, the Company’s merger by incorporation process of its subsidiary the old Masisa, registered in the Securities Registry under number 132, was informed to the shareholders. Specifically, the fulfillment of the established conditions for the merger and the legal formalities were informed, this is, the reduction to public deed, dated May 31st, 2005, the extraordinary shareholder’s meetings minutes of the merged companies and the registration of the proper extracts of such public deeds in the proper Commerce Registries and their publication in Diario Oficial. With this it must be understood as date of the merger, for all legal effects, May 31st, 2005, date on which the Company also changes its name to Masisa S.A.

3) The new board of directors of the Company, gathered after shareholders’ meeting, agreed to name as President of the Company Mr. Julio Moura, as Vice-president Mr. Ronald Degen and to ratify in his position CEO Mr. Gonzalo Zegers Ruiz-Tagle.

4) Likewise, in the meeting the board of directors elected the members of the Company Directors’ Committee, which is integrated by the directors Mr. Enrique Seguel Morel, Mr. Antonio Tuset Jorratt and Mr. Juan Carlos Méndez González.

- June 6th, 2005

The board of directors of the Company, in meeting held on June 6th, 2005, agreed, among other things, the following:

It approved an investment project that consists in the construction of a MDF plant in Chile with an annual production capacity of approximately 340,000 cubic meters, which represents a total investment of approximately US$82,000,000.

This investment will include top of the art technology for emission control to minimize the impact it may have on the community and the environment.

This project represents the first stage of an advanced investment study for the next 3 years, which will additionally include another MDF line in Brazil, a Plywood plant in Chile and forestry investments.

Additionally, taking into account that the respective Extraordinary Shareholders’ Meeting agreed to make the merger effective as of January 10th, 2005, the important events of the old Masisa S.A., Rut:92.257.000 -0, same entity that was absorbed, are included.

- July 27, 2005

The Board of Directors appointed Mr. Enrique Cibié Bluth as General Manager of Masisa during the meeting held the 27th of July, 2005. He began to exercise his position as of the 1st of September, 2005.

The previous is the result of the previously mentioned Board of Directors meeting accepting the resignation presented by Mr. Gonzalo Zegers Ruiz – Tagle , who holds the position of General Manager of Masisa S.A. and director of some of the Chilean and foreign affiliate offices of the latter, and held such positions until the 31st of August, 2005.

- July 29, 2005

As stated in the certificate dated July 28, 2005, the Superintendence of Securities and Insurance has registered in the Registry of Securities, under the number 753, 1,130,632,161 new cash shares issued by the corporation in order to execute the merger by incorporation of Masisa S.A. , former “Masisa S.A.”.

As a result of the merger, such Superintendence cancelled the registration of former Masisa in the Registry of Securities, under the number 132.

As stated in the certificate dated July 26, 2005, the Superintendence noted on the margin of the text of registration number 825 of the Registry of Securities, the change of business name of Terranova S.A. to Masisa S.A., agreed as the surviving company from the merger.

As a result of the previous, the total number of shares of the corporation, that is, the total amount of 5,049,060,017 shares, no par value shares, from one same and single series, without privileges, are registered in the Registry of Securities of such Superintendence.

Furthermore, the 27th of July, 2005, the Board of Directors of the Corporation agreed to report as an essential event, once the registration of the new shares in the Registry of Securities and the date when the physical exchange of the shares were obtained. The exchange and the delivery of the new shares of the Corporation as a result of he Merger, will take place as of Friday, 25th of August 2005, between 9:00 ad 17:00 hours, in the offices of the Central Depositary of Stock, located in Paseo Huerfanos Number 770 , 22nd floor, in the commune and city of Santiago.

Each shareholder of former Masisa S.A., shall receive 2,56 new shares of Masisa S.A. for each share of former Masisa they may have.

The resulting shares of the sum of the fractions of shares as a result of the exchange, distribution and delivery of the new shares of the corporation, shall be disposed in bag, while the result of such sales is delivered to the shareholders of the Corporation in accordance with the proportions that may correspond to each one of them.

- August 10, 2005

During the meeting held on the 9th of August, 2005, the Board of Directors of the corporation agreed to summons all shareholders of Masisa S.A. to an Extraordinary Meeting to be held on the 29th of August, 2005, in order to present for its approval a capital stock increase for the total amount of US$ 150,000,000 (one hundred and fifty million United States of America dollars) by means of issuing new cash shares, in order to finance part of the future investments projects of the corporation.

Al Masisa S.A. shareholders are summoned to the mentioned Meeting, in accordance with the pertinent formalities and within the term required by the law.

- August 29, 2005

The following was approved during the Extraordinary Shareholders Meeting of the Corporation (“the Meeting”), that was held the 29th of August, 2005:

To increase the capital of Masisa S.A. for the total amount of US$ 150,000,000 dollars of the United States of America, through the issuance, subscription and payment of 650,000,000 new cash shares, no par value shares, of the one same and single series and without privileges, modifying the fourth article of the articles of incorporation, and also adding to the same a third transitory article.

Furthermore, the Meeting empowered broadly the Board of Directors in order for them to fix the sales price of the new shares and generally speaking to decide about the new conditions of the sale and execution of this capital increase as stated by the Meeting and in accordance with the restrictions that are established by the applicable regulations in force.

The new resources obtained from this increase of capital shall have the main objective to finance part of the future investment projects of the corporation.

During the extraordinary session held on this date, the Board of Directors of Masisa S.A. adopted the following agreements:

1)	The intent to sell the increase of capital approved by the Extraordinary Shareholders Meeting of Masisa, which was held last 29th of August, that is at a domestic market as well as in foreign markets, specially in the Unites States of America, through the mechanism of American Certificates of Deposit of Stock, also known as ADRs, as such term is defined in Memo number 1,375 of such Superintendence, in any of its modalities.

It is the opinion of the Board of Directors that the execution of an offer in foreign markets will provide greater success to the selling of the increase of capital , since it allows for a direct access to a greater number of markets simultaneously and it will also provide greater liquidity to the corporation’s action. It must also be noted that Masisa already has an ADR program in force.

In reference to this, and in order to improve the liquidity of the company’s action in the markets where it is traded, Masisa’s controller reported to the Board of Directors his willingness to consider a possible full or partial waiver to the rights of preferred option to subscribe and pay the shares that correspond to the mentioned increase of capital, which would be communicated in a timely manner in the event it becomes effective in accordance with the valid legal and regulatory provisions.

2)	Hiring a financial advisor and a foreign legal advisor in order to advise Masisa about its consideration and study the possibility that the same places its shares in foreign markets, as described previously, as well as the different steps that shall be necessary in order to be able to offer such shares in the previously mentioned manner.

To conclude, it is noted that Masisa will communicate the mentioned information under section II 1.b of memo 1.375 of such Superintendence, as soon as the Board of Directors adopts an agreement on the matters that are part of the mentioned regulation.

- September 13, 2005

During the Extraordinary Session of the Board of Directors of Masisa S.A., which was held the 12th of September, 2005, the Board of Directors agreed to the issuance and registration in such Superintendence the following lines of bonds and first issuances in the local market:

1)	A first line of bonds, to 10 years for a total amount of up to 5,500,000 UFs (unidades de fomento).

2)	A second line of bonds, to 25 years for a total amount of up to 3,000,000 UFs (unidades de fomento).

3)	The first issuance with charges to the first line of bonds shall be for a total amount of up to 5,500,000 UFs (unidades de fomento) and will have a duration term of up to 10 years.

4)	The first issuance with charges to the second line of bonds shall be for a total amount of up to 3,000,000 UFs (unidades de fomento) and will have a duration term of up to 25 years.

5)	Both issuances with charges to the respective lines, shall not exceed together 5,500,000 UFs (unidades de fomento).

6)	The funds that will be obtained from the sales of the first issuances of bonds with charges to their respective lines will be applied to the payment of financial obligations.

Additionally, taking into account that the respective Extraordinary Shareholders’ Meeting agreed to make the merger effective as of January 10th, 2005, the important events of the old Masisa S.A., Rut:92.257.000 -0, same entity that was absorbed, are included.

- April 1st, 2005

In Board of Directors’ session of the old Masisa, held on March 30th, 2005, the following was agreed:

It was agreed to submit to approval at the next Ordinary Shareholders’ Meeting of the Company, the payment of a minimum and obligatory definite dividend charged to distributable net earnings of the period ended December 31st, 2004.

The total amount of the dividend to be distributed is US$12,440,666.47, or 30% of the distributable net earnings for the 2004 period, that reached US$41,468,222.23. Therefore, the total dividend per share will be US$0.013398459.

It was agreed to propose at the Meeting that the dividend be paid on April 27th, 2005, therefore, if such dividend is approved at the said Meeting, the shareholders that are registered in the Shareholders’ Registry of the old Masisa on April 21st, 2005 will have this right.

Likewise, it will be proposed that the dividend be paid in Chilean pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated April 22nd, 2005.

The notification through which the shareholders’ will be informed about the agreement adopted at the Meeting regarding this dividend and its payment manner will be opportunely published in Diario Austral of Valdivia, notwithstanding that it will be also informed as important event.

- April 12th, 2005

In the Ordinary Shareholders’ Meeting of the old Masisa, held on April 12th, 2005, the following, among other things, was agreed:

1) The payment of a minimum and obligatory definite dividend with charge to the distributable net earnings for the period ended on December 31st, 2004, for a total amount of US$ 12,440,666.47, or 30% of the distributable net earnings of the period. Therefore, the total dividend per share will be US$0.013398459 per share.

The dividend will be paid on April 27th, 2005 and the shareholders that are registered in the Shareholders’ Registry of the old Masisa on April 21st, 2005 will have this right. This dividend be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated April 22nd, 2005.

2) Payment, subject to copulative fulfillment of the conditions indicated below, of an additional definite dividend and an eventual one for the total amount of US$54,000,000, divided in the following manner:

(a) an additional definite dividend, charged to distributable net earnings of the period ended on December 31st, 2004, for a total amount of US$29,028,221.76, or 70% of the distributable net earnings for the 2004 period. Therefore, the additional definite dividend will be US$0.03126307 per share, and

(b) an eventual definite dividend, with charge to retained net earnings of the old Masisa as of December 31st, 2004, for a total amount of US$24,971,778.24. Therefore, the eventual definite dividend will be US$ 0.026894326 per share.

The payment of the referred additional definite dividend and the eventual dividend will be subject to copulative fulfillment of the following conditions:

(i) the approval at the Extraordinary Shareholders’ Meeting of the old Masisa to be held on the same date of the merger by incorporation of the old Masisa into the old Terranova;
(ii) that the amount that must be paid by the old Masisa, as consequence of the withdrawal right exercised by the dissident shareholders of the said merger, if it is the case, does not exceed US$6,000,000;
(iii) the approval at the Extraordinary Shareholders’ Meeting of the old Terranova to be held on April 13th, 2005, of the merger by incorporation of the old Masisa S.A. into the old Terranova S.A, and
(iv) that the amount that the old Terranova must pay as consequence of the withdrawal right exercised by the dissident shareholders of the said merger, if it is the case, does not exceed US$10,000,000.

In case the conditions mentioned above are verified, the additional definite dividend and the eventual one will be paid on May 27th, 2005 and the shareholders that are registered in the Shareholders’ Registry of the old Terranova on May 19th, 2005 will have this right. Such dividends will be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated May 20th, 2005.

- April 12th, 2005

In Extraordinary Shareholders’ Meeting of the old Masisa S.A., held on April 12th, 2005, the following, among other things, was agreed:

1) To approve the merger by incorporation of the old Masisa S.A. into the old Terranova S.A., subject to copulative fulfillment of the following conditions: (i) that the amount that the old Masisa must pay as consequence of withdrawal rights exercised by dissenting shareholders of the said merger, in its case, does not exceed US$6,000,000; (ii) the approval at the Extraordinary Shareholders’ Meeting of the old Terranova S.A. to be held on April 13th, 2005, of the merger by incorporation of the old Masisa S.A. into the old Terranova S.A.; and (iii) that the amount to be paid by the old Terranova, as consequence of the withdrawal rights exercised by dissenting shareholders of the said merger, on its case does not exceed US$10,000,000. As consequence of the merger, the old Terranova S.A., as the surviving entity, will acquire all assets and liabilities of the old Masisa S.A. according to the individual audited financial statements and other audited financial statements as of December 31st, 2004, succeeding it in all its rights and obligations.

2) To approve a share exchange ratio through which the shareholders of the old Masisa S.A. will receive 2.56 new shares of the old Terranova S.A. per each share of the old Masisa S.A. that they hold.

3) To approve, as effect of the merger and dissolution of the old Masisa S.A., the closure of the American Depositary Shares (ADS) program registered in the New York Stock Exchange (NYSE) and that the valid ADS of the Masisa S.A. be replaced by new ADS of the old Terranova S.A. registered in the New York Stock Exchange under the MYS symbol.

- May 16th, 2005

In board of directors’ session of the old Masisa S.A. held on May 16th, 2005, the following was agreed:

A. Information regarding the merger (the "merger") by incorporation of the old Masisa S.A. into the old Terranova S.A. ("Terranova"), company registered in the Securities Registry under number 825.

1) That all conditions for the Merger have been met, which were established by the extraordinary shareholders’ meetings of the old Masisa S.A. and the old Terranova S.A., on the past dates April 12th and 13th, respectively, and informed as important events on the same date to this Superintendence, the stock markets, and the general public. The amount that must be paid by the merged companies, as consequence of the withdrawal rights exercised by their respective dissident shareholders of the merger, expressed in dollars in referential manner, is US$ 1,378,448.25 in the case of the old Masisa S.A., and US$3,190,455.92 in the case of the old Terranova S.A., amounts that are lower than those established in the conditions mentioned above.

2) That the board of directors of the old Masisa, gathered in extraordinary session celebrated today, May 16th, 2005, agreed not to exercise their right granted by article 71 of the Publicly-held Corporations Law to summon a new meeting to reconsider or ratify the Merger.

3) That the old Masisa has been informed that the board of directors of the old Terranova resolved to summon and cite the shareholders of the old merged Terranova to an extraordinary meeting, to be held on June 6th, 2005, at 9:00 am, in Alcántara N0200, first floor, county of Las Condes, Santiago, to: i) Explain the Merger process; ii) Renew the board of directors, and iii) Determine the directors’ compensation. This session has the objective that all the merged company’s shareholders, including the shareholders of the old Masisa, elect the board of directors that will lead the merged company.

4) That the minutes of the shareholders’ meetings of the old Masisa and the old Terranova, referred to in number 1 above, will be reduced to public deed in a Santiago notary’s office on May 31st, 2005. Once the registration formalities in the proper Commerce Registries are met and the extracts of such public deeds are published in Diario Oficial, the legal effects of the Merger will antedate to the date mentioned above. Notwithstanding, the Merger will be effective and valid accounting wise as of January 1st, 2005, for all times that the individual financial statements of the old Terranova and the old Masisa referred as of December 31st, 2004 have been used.

5) That as consequence of the Merger, the old Terranova –that will be renamed Masisa S.A. – will incorporate all net worth and the shareholders of the old Masisa and will succeed it in all its rights and obligations.

6) That the board of directors, in the said session, agreed that payment to dissident shareholders that exercised their withdrawal right opportunely, the price of their shares ($374,34 pesos per share), will be carried out, without any surcharge, on May 27th, 2005 at the same place and under the same procedure established for dividend payment that was informed at the ordinary shareholder’s meeting on the past date, April 12th, notwithstanding that the notification will be published opportunely in Diario Austral of Valdivia to inform about the withdrawal right payment.

B. Information regarding payment of additional definite and eventual dividend.

1) That all conditions agreed on have been met, which were established by the ordinary shareholders’ meetings of the old Masisa S.A., on the past date April 12th, which informed as important event on the same date to this Superintendence, the stock markets, and the general public. Therefore, payment of the following dividends corresponds:

(a) an additional definite dividend, charged to distributable net earnings of the period ended on December 31st, 2004, for a total amount of US$29,028,221.76, or 70% of the distributable net earnings for the 2004 period, this is US$0.03126307 per share, and

(b) an eventual definite dividend, with charge to retained net earnings as of December 31st, 2004, for a total amount of US$24,971,778.24, this is, US$ 0.026894326 per share.

2) that such dividends will be paid on May 27th, 2005 in the place and according to the procedure informed at the shareholders’ meeting held on April 12th, which will be reiterated opportunely through a notification published in Diario Austral of Valdivia.

Such dividends will be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated May 20th, 2005. The shareholders that are registered in the Shareholders’ Registry of the old Masisa on May 19th, 2005 will have this right.

Aside from what is previously mentioned, it must be noted that during the January - September 2005 period no other relevant events occurred regarding the Company, according to the dispositions of Article 9 and paragraph 2 of Article 10 of the Law 18,045, that the Administration have esteemed relevant to be informed or revealed.

REASONED ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 3OTH, 2005 COMPARED TO 2004
(In Thousands US$)

A. Comparison analysis of the main trends noted:

	2005	2004	2004
	Jan-Sept	Jan - Sept	Jan-Dec
Liquid Assets Indexes
-------------------
Current Liquidity	1.55	1.79	2.02
Acid ratio	0.19	0.14	0.06

The negative variation that is noted in the liquid assets index, when comparing September of 2005 with September of 2004, is due to the increase of short term financial liabilities ( transfer of financial debt from long to short term). On the other hand, the increase of that which is available and equivalents explains the improvement of the acid ratio to September of 2005.

	2005	2004	2004
	Jan-Sept	Jan- Sept	Jan-Dec
Debt Ratio
------------------------
Debt Ratio (times)	0.79	0.99	0.92
Short term debt/Total Debt	41.17%	32.39%	31.73%
Long term Debt/Total Dent	58.83%	67.61%	68.27%
Financial Expenditures Coverage (times)	2.35	2.54	3.05

The debt ratio to September of 2005 is less than that of September of 2004,as a result of the increase of net worth due to the merger of Masisa S.A. with Terranova S.A.

The reduction that is noted in the coverage of financial expenditures in the year 2005 is mainly due to reduction of the operating results from MMUS$ 73,5 in September of 2004 to MMUS$ 70,1 in September of 2005.

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec
Index of Activity
--------------------
1.Total Assets	1,892,192	1,848,177	1,854,433

Investments for the period
- In fixed Asset	49,642	33,376	46,065

Transfers:
- Sales of Fixed Assets	1,477	4,632	77,707

2.Inventory Turn over	1.90	1.89	2.35
3.Inventory stay	94.64	95.04	153.00
4.Turn over of accounts payable	6.93	6.98	8.96
5.Stay of accounts payable	32.49	32.42	40.00
6.Accounts receivable turn over	4.33	4.07	3.22
7.Stay of accounts receivable	62.34	66.41	112.00

During the analyzed period, turnovers and permanencies, show almost no variation.

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec
Index of Results
---------------------
Operating Income	549,934	475,682	651,000
- National Market	501,939	389,208	528,988
- External Market	47,995	86,474	122,012
Operating Costs	(400,227)	(336,895)	(461,778)
- National Market	(388,001)	(280,383)	(382,672)
- External Market	(12,226)	(56,512)	(79,106)
Operating Results	70,066	73,485	95,117
Financial Expenditures	(28,797)	(27,958)	(39,294)
Non Operating Results	(31,197)	(30,547)	(14,535)
R.A.I.I.D.A.I.E.	106,179	107,251	169,046
Liquid Profits (loss)
After taxes	27,693	26,222	56,778

The company’s sales to September 2005, amounted to US$ 549,9 million which compared to the same previous period means an approximate increase of 15,6%, mainly due to an increase in sales volume of MDF, OSB and Finger moldings and Finger-Joint in the United States of America market, and an increase in sales volume of MDF panels, specially in Chile, Brazil and Argentina.

The company’s operating results for the first nine months of the year 2005, amounted to US$ 70,1 million, which compared to the same previous period, represents a 4,7% decrease.

The non operating results for the period of this year was, US$ 31,2 million, which has a negative comparison with the US$ 30,5 million registered during the same period for the previous year. This is explained partially by the difference of change, from US$3,5 million registered during the period 2005, before the US$ 7 million registered for an equal period during the previous year. The variations in the difference of change between both periods is due mainly to the effect of the variations of the exchange rate in the company’s debts issued in UFs.

During the first 9 months of the year 2005, profits of the accounting period was US$ 27,7 million, while for the same period in the year 2004, profits were US$ 26,2 million. These figures are not comparable directly, due to the change at minority level which the merger between former Masisa S.A. and Terranova S.A., that took place in May, 2005 implicated.

Following is a breakdown of distinctive raw material consumption for the periods analyzed:

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec
Distinctive Raw Material Consumption:
Argentina	1,206	1,587	2,532
Brazil	5,647	4,429	5,536
Chile	7,278	6,443	10,213
Venezuela	3,112	2,672	3,805
	--------	--------	-------
TOTAL	17,243	15,131	22,086
	========	========	=======

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec
Rate of Return Index
-----------------------
1.Rate of Return of Net Worth	3.17%	3.56%	7.53%
2.Rate of Return of Assets	1.48%	1.42%	3.07%
3.Yield of operating Assets
	3.74%	4.00%	5.16%
4.Profit per Share (dollars)	0.0055	0.0067	0.0145
5.Repatriation of Proceeds (Dividends)	0.22%	0.00%	0.00%

The rate of return of the net worth presents a slight decrease, explained by the greater net worth as a result of the merger Masisa-Terranova and practically similar profit between both periods.

Profits per share for the different periods is not comparable directly, due to the changes in the number of shares as a result of the merger of Masisa with Terranova, which took place the 31st of May of 2005.

B.- Description and analysis of the main components of net flows.

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec
Positive net flow originated by
Operating activities	79.609	71.063	49.824
- Collection of debtors x sales	631.384	528.432	733.997
- Payment to suppliers and personnel	(533.937)	(440.726)	(650.495)
- Others	(17.838)	(16.643)	(33.678)

Net flow originated by Financing Activities
	(47.679)	(67.973)	(86.176)
- Obtaining loans	114.416	81.664	138.894
- Payment of loans	(99.293)	(138.818)	(211.874)
- Others	(62.802)	(10.819)	(13.196)

Net flow originated by Investment Activities
	(28.052)	(1.846)	60.296
- Sales of fixed assets	1.477	4.632	77.707
- Incorporation of fixed assets	(49.642)	(35.135)	(46.065)
- Others	20.113	28.657	28.654

Total Net flow of for the period	3.878	1.244	23.944

Effect of inflation	(14)	(334)	(29)

Initial balance of cash and equivalent cash
	58.530	34.613	34.615

Final balance of cash and equivalent cash
	62.394	35.523	58.530

When noting the flows, one can note an important increase in Revenues for Sales, which is mainly explained by the increase of sales in Chile, Brazil and the United States of America, and the reduction of the stay of accounts receivable. Furthermore, we can note an increase in the payment of suppliers originated by a greater activity. Other revenues perceived correspond to the refund of IVA (Added Value Tax) for exports.

C. Accounting and economic value of assets and liabilities

The main assets of the corporation are its productive plants located in Chile, Argentina, Brazil, Venezuela, United States of America and Mexico, and the forestry plantations located in Chile, Argentina, Brazil and Venezuela, all of which are appraised in accordance to generally accepted accounting principles. The studies that the company usually carries out in order to appraise the economic value of its productive plants show that the mentioned values cover the respective book values.

D. Analysis of the most important variations that took place during the period.

The company carries out business in different markets concentrated mainly in Chile, Argentina, Venezuela, Brazil, Mexico and the United States of America. As a result, sales as well as the financial results of the company are exposed to the conditions of each market. The following table shows the distribution of consolidated sales, grouped by final market.

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec
USA	28,6%	29,3%	28,9%
Chile	15,6%	17,0%	16,8%
México	15,3%	15,7%	16,1%
Brazil	13,9%	14,9%	14,1%
Venezuela	8,3%	5,7%	6,0%
Argentina	7,4%	6,4%	6,7%
Others	10,9%	11,1%	11,4%
	-------	-------	-------
Total	100,0%	100,0%	100,0%

When comparing the proportional distribution of sales for the periods that have been analyzed, one can note that the proportion of sales has been maintained o slightly decreased in the markets of United States of America, Chile, Mexico and Brazil, with a slight increase in the markets of Venezuela and Argentina, as a result of a greater activity registered in the mentioned countries.

During the last years, Masisa S.A. has increased the diversification of its market risk by expanding its productive and commercial operations to other countries. Therefore, it currently has plants in Chile, Argentina, Brazil, Venezuela, United States of America and Mexico. The company also holds commercial operations in Colombia, Peru and Ecuador and exports to a number of countries of Americas, Asia and Europe. Thus, the company avoids risk exposure of any specific market.

The company also faces in its markets the risk of eventual increase of competition or new competitors in the market for panel, timber products and Forestal. Masisa S.A. estimates that it has solid positions in each one of the markets where it has a direct market share, thus it is able to maintain profitable operations with growth. However, the company cannot assure that in the future these conditions will not change as a result of new participants joining the market, or by a more intense competition in the markets where the company holds a market share. In order to face these risks, the company concentrates its efforts in actions towards maintaining its leadership in costs, maintaining a strong distribution chain, to constantly improve its offer of products and also to obtain recognition of the brand among others.

The company has exposure, in its assets as well as liabilities, to the variations of the value of foreign currencies of currencies that are different to the functional currency - currency that accounting is held (dollars). The existence of assets and liabilities in non dollar currency is due mainly to the operations of the company in domestic markets and to financing obtained internally. The balance in non dollar currency and /or denominations of a currency different to the functional currency for the periods analyzed are the following:

Summary of assets and liabilities in non dollar currency
(Stated in thousands of US dollars)

	2005	2004	2004
	Jan-Sept	Jan-Sept	Jan-Dec

Assets	238.618	196.277	195.577
Liabilities	527.607	482.903	354.881
Active position (passive)	(288.989)	(286.626)	(259.304)

Based on the market conditions, the company’s management sets policies for the purpose of obtaining credits, invest in deposits and negotiable securities with a repurchase agreement and the use of derivative instruments. Depending on the amounts, the Board of Directors also approves these transactions before their execution. The new long term financing for the financing of new investments or to refinance existing liabilities, must be approved by the Company’s Board of Directors. In the countries where Masisa S.A. has operations, local management may obtain new short term credits for their working capital needs for the normal operation of business.

E.- Risk Analysis

Risk Factors Analysis

During the normal process of its businesses, the company faces diverse risk factors, that is, market risks, financial and operating risks, among others.

Financial and Exchange Rate Risk:

The company’s management establishes policies for the management of financial risks by using derivative instruments such as swaps, forwards, options or futures, in order to cover exchange rate risks as well as the fluctuation of interest rates.

The company does not use derivative instruments for speculative purposes.

Operational Risk:

During the normal process of its business, Masisa S.A., faces risks in the supply of raw material, especially chemical resin and timber, which are essential elements for the production of its products. In order to minimize this risk, the company maintains long term agreements with suppliers of chemical resin. In addition to the forest and plantations that the company owns directly in Chile, Brazil and Venezuela, it is also a majority shareholder of Forestal Tornagaleones S.A., who also owns forestall plants in Chile and Argentina. Furthermore, it maintains a policy to diversify its supply of timber waste, thus minimizing the dependence on individual suppliers.

As part of the normal process of its business, the company may face risks of damages in its plants, risk of losses in its warehouse, damages to third parties, legal contingencies, commercial risks and others. The company’ management attempts to identify these risks in order to avoid when possible such occurrence, while minimizing the potential adverse effects and/or cover with insurance the eventual losses due to such damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

By:
Date: December 06, 2005		/s/ Patricio Reyes U..

Patricio Reyes U.
General Counsel